FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
PROCESSING
SEP 29 2005
WASH. D.C.
199
SECTION

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, September 28, 2005, Series 2005-HE9

333-125422

Name of Person Filing the Document
(If Other than the Registrant)




05067425

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC



By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: September 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$1,171,555,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE9
Issuer

Asset-Backed Certificates, Series 2005-HE9

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

August 25, 2005

BEAR STEARNS

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement or private placement memorandum (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted..

$1,171,555,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE9
Asset-Backed Certificates, Series 2005-HE9

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's / S&P / Fitch
Class I-A-1	$429,859,000	Floating	[1.000]	0	24	[01/25/29]	Aaa / AAA / AAA
Class I-A-2	137,620,000	Floating	[2.527]	23	38	[10/25/32]	Aaa / AAA / AAA
Class I-A-3	59,980,000	Floating	[5.766]	60	11	[11/25/33]	Aaa / AAA / AAA
Class II-A-1	219,649,000	Floating	[1.795]	0	71	[09/25/35]	Aaa / AAA / AAA
Class II-A-2	54,912,000	Floating	[1.795]	0	71	[09/25/35]	Aaa / AAA / AAA
Class M-1	79,135,000	Floating	[4.798]	46	25	[09/25/35]	NR / AAA / AAA
Class M-2	86,870,000	Floating	[4.384]	40	31	[09/25/35]	NR / AA / AA
Class M-3	8,330,000	Floating	[4.260]	40	31	[09/25/35]	NR / AA- / AA-
Class M-4	45,815,000	Floating	[4.214]	38	33	[09/25/35]	NR / A / A
Class M-5	13,685,000	Floating	[4.171]	37	34	[09/25/35]	NR / A- / A-
Class M-6	14,280,000	Floating	[4.154]	37	34	[09/25/35]	NR / BBB+ / BBB+
Class M-7	13,090,000	Floating	[4.133]	36	35	[09/25/35]	NR / BBB / BBB
Class M-8	8,330,000	Floating	[3.954]	36	32	[09/25/35]	NR / BBB- / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originators:	Mortgage IT, Inc. dba MIT Lending (approximately 13.59%) and Residential Mortgage Assistance Enterprise, LLC (approximately 44.56%); and approximately 33 others (none of which represent > 5% of the deal).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Class II-A-2 Insurer:	CIFG Assurance North America, Inc.
Loss Mitigation Advisor:	The Murrayhill Company.
Pool Policy Provider:	MGIC.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $902,020,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $269,535,000 mezzanine floating-rate Certificates (the "Class M Certificates"; together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Class I-A Certificates:	Any of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates.
Class II-A Certificates:	Any of the Class II-A-1 and Class II-A-2 Certificates.
Non-Offered Certificates:	The Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 6,385 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $1,232,021,157.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 4,069 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $857 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 2,316 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $375 million.
Expected Pricing Date:	On or about August [25], 2005.
Closing Date:	On or about September [30], 2005.

Cut-off Date:	The close of business on September 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates and payment to the Class II-A-2 Insurer of all amounts due it. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination
5. Cross-Collateralization
6. Policy with respect to the Class II-A-2 Certificates

Policy: On the Closing Date, the Class II-A-2 Insurer will issue the financial guaranty insurance policy (the "Policy") in favor of the Trustee for the benefit of the Class II-A-2 Certificate holders. The Policy will unconditionally and irrevocably guarantee (1) interest on the Class II-A-2 Certificates at the applicable Pass-Through Rate, (2) any realized losses allocated to the Class II-A-2 Certificates, and (3) amounts due on the Class II-A-2 Certificates on the legal final payment date. The Policy is not cancelable for any reason.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [1.55]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately [3.10]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $5,950,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in August 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I or Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [48.40]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[24.20]%	[48.40]%
M-1	[17.55]%	[35.10]%
M-2	[10.25]%	[20.50]%
M-3	[9.55]%	[19.10]%
M-4	[5.70]%	[11.40]%
M-5	[4.55]%	[9.10]%
M-6	[3.35]%	[6.70]%
M-7	[2.25]%	[4.50]%
M-8	[1.55]%	[3.10]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [32]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
October 2008 through September 2009	[3.75]%
October 2009 through September 2010	[5.50]%
October 2010 through September 2011	[6.50]%
October 2011 and thereafter	[6.75]%]

BEAR STEARNS

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first, by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, provided however, realized losses otherwise allocable to the Class II-A-1 Certificates will first be allocated to the Class II-A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and thereafter, such losses will be allocated to the Class II-A-1 Certificates; and provided further, realized losses allocated to the Class II-A-2 Certificates will be covered by the Policy.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date is the excess, if any, of (A) (1) with respect to the Class I-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group I as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; (2) with respect to the Class II-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group II as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; and (3) with respect to the Class M Certificates, the weighted average of the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in each loan group as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such mortgage loans on such due date, weighted in proportion to the results of subtracting from the aggregate principal balance of the Mortgage Loans of each loan group the Certificate Principal Balance of the related senior certificates, in each case over (B) the sum of (x) the Net Swap Payment payable to the Swap Provider on such Distribution Date, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider on such Distribution Date, divided by the outstanding Stated Principal Balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12.

Pass-Through Rates: The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$1,190,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.450%] (per annum) on the swap notional amount and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Amount ($)	Period	Notional Amount ($)
1	1,190,000,000.00	31	119,830,922.34
2	1,170,862,327.47	32	115,705,443.86
3	1,148,409,383.72	33	111,725,100.05
4	1,122,706,104.13	34	107,879,794.29
5	1,093,846,023.42	35	104,166,182.20
6	1,061,954,712.99	36	100,591,202.87
7	1,027,189,343.87	37	64,627,699.98
8	989,730,666.74	38	62,574,088.45
9	950,119,675.22	39	60,585,255.27
10	911,778,748.57	40	58,659,168.38
11	875,033,714.70	41	56,793,859.28
12	839,822,553.39	42	54,987,420.87
13	806,079,241.10	43	53,238,005.69
14	773,740,733.42	44	51,543,823.99
15	742,746,728.68	45	49,903,141.94
16	713,039,485.50	46	48,314,279.91
17	684,563,857.44	47	46,775,610.77
18	657,267,139.08	48	45,285,558.23
19	631,098,939.76	49	43,842,595.31
20	606,011,085.58	50	42,445,242.73
21	581,955,810.41	51	41,092,067.51
22	558,762,292.81	52	39,781,681.47
23	536,535,851.49	53	38,512,739.86
24	515,302,931.79	54	37,283,939.95
25	147,967,353.70	55	36,094,019.83
26	142,844,073.66	56	34,941,757.00
27	137,903,037.04	57	33,825,596.52
28	133,137,534.03	58	32,743,373.55
29	128,541,111.86	59	31,695,464.07
30	124,107,564.38	60	30,680,787.45

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Group II Sequential Trigger Event: A trigger event in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date exceeds [3.75%] or if, on or after the 37th Distribution Date, a Cumulative Loss Test is violated.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the related Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the related Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates; and from the Group II Interest Remittance Amount to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates pro rata based on the amount of accrued interest payable to each such classes of certificates, provided, however, prior to any interest payment to the Class II-A-2 Certificates, payment to the Class II-A-2 Insurer, the premium due in connection with the Policy, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates; and

(ix) from the combined remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount, sequentially to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount pro rata to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates until the Certificate Principal Balance of each such class has been reduced to zero (provided, however, that if a Group II Sequential Trigger Event is in effect, the Group II Principal Distribution Amount will be allocated first to the Class II-A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and then to the Class II-A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero) and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

Principal Payment Priority: cont

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount, sequentially to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates, in that order, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amounts described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates, pro rata, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Group I and Group II Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A Certificates and Class II-A Certificates, respectively, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the related Interest Remittance Amount;

(iii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) from net monthly excess cashflow attributable to the Group II Interest Remittance Amount with respect to the Class II-A-2 Certificates, to reimburse the Class II-A-2 Insurer for any unreimbursed draws on the policy;

(vii) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(viii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(ix) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(x) to the holders of the Class CE Certificates and Class R Certificates as provided in the Pooling and Servicing Agreement.

All amounts in respect of prepayment charges shall be distributed to the holders of the Class P Certificates and not to the Offered Certificates.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Date and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date and (v) the amount of any draw on the Policy required to be applied to the Class II-A-2 Certificates for such Distribution Date.

Class I-A Principal Distribution Amount:

The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 51.60% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class II-A Principal Distribution Amount: The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 51.60% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 64.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 79.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.
Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class I-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	6.263	22.403	41	25-Feb-09	8.584	13.068
2	25-Nov-05	5.799	21.899	42	25-Mar-09	9.430	14.101
3	25-Dec-05	5.867	21.919	43	25-Apr-09	8.578	13.066
4	25-Jan-06	5.804	21.800	44	25-May-09	8.837	13.382
5	25-Feb-06	5.808	21.740	45	25-Jun-09	8.570	13.057
6	25-Mar-06	6.028	21.885	46	25-Jul-09	8.830	13.398
7	25-Apr-06	5.815	21.588	47	25-Aug-09	8.564	13.656
8	25-May-06	5.891	21.569	48	25-Sep-09	8.560	13.656
9	25-Jun-06	5.826	21.399	49	25-Oct-09	8.819	13.988
10	25-Jul-06	5.902	21.369	50	25-Nov-09	8.552	13.643
11	25-Aug-06	5.837	21.200	51	25-Dec-09	8.810	13.974
12	25-Sep-06	5.841	21.101	52	25-Jan-10	8.544	13.649
13	25-Oct-06	5.919	21.078	53	25-Feb-10	8.539	13.704
14	25-Nov-06	5.851	20.910	54	25-Mar-10	9.377	14.797
15	25-Dec-06	5.931	20.891	55	25-Apr-10	8.531	13.696
16	25-Jan-07	5.860	20.722	56	25-May-10	8.788	14.028
17	25-Feb-07	5.864	20.632	57	25-Jun-10	8.522	13.680
18	25-Mar-07	6.121	20.795	58	25-Jul-10	8.781	14.014
19	25-Apr-07	5.872	20.452	59	25-Aug-10	8.518	13.680
20	25-May-07	5.957	20.447	60	25-Sep-10	8.516	13.677
21	25-Jun-07	5.881	20.279	61	25-Oct-10	8.878	11.274
22	25-Jul-07	6.035	20.347	62	25-Nov-10	8.588	10.900
23	25-Aug-07	7.342	21.571	63	25-Dec-10	8.870	11.252
24	25-Sep-07	7.343	21.485	64	25-Jan-11	8.579	10.878
25	25-Oct-07	7.837	12.049	65	25-Feb-11	8.575	10.868
26	25-Nov-07	7.615	11.824	66	25-Mar-11	9.489	12.021
27	25-Dec-07	7.834	12.039	67	25-Apr-11	8.566	10.848
28	25-Jan-08	7.626	11.846	68	25-May-11	8.847	11.198
29	25-Feb-08	8.186	12.608	69	25-Jun-11	8.557	10.826
30	25-Mar-08	8.679	13.112	70	25-Jul-11	8.838	11.176
31	25-Apr-08	8.181	12.593	71	25-Aug-11	8.549	10.806
32	25-May-08	8.418	12.835				
33	25-Jun-08	8.176	12.580				
34	25-Jul-08	8.473	12.914				
35	25-Aug-08	8.502	13.572				
36	25-Sep-08	8.515	13.579				
37	25-Oct-08	8.813	12.513				
38	25-Nov-08	8.546	12.219				
39	25-Dec-08	8.805	12.510				
40	25-Jan-09	8.548	12.263				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR equals 20%, no losses and run at the pricing speed to call.

Class II-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	6.206	22.346	41	25-Feb-09	8.283	12.672
2	25-Nov-05	5.753	21.853	42	25-Mar-09	9.110	13.677
3	25-Dec-05	5.819	21.871	43	25-Apr-09	8.287	12.681
4	25-Jan-06	5.759	21.755	44	25-May-09	8.536	12.983
5	25-Feb-06	5.762	21.697	45	25-Jun-09	8.276	12.669
6	25-Mar-06	5.976	21.837	46	25-Jul-09	8.526	13.075
7	25-Apr-06	5.772	21.548	47	25-Aug-09	8.269	13.258
8	25-May-06	5.842	21.524	48	25-Sep-09	8.263	13.271
9	25-Jun-06	5.779	21.355	49	25-Oct-09	8.511	13.588
10	25-Jul-06	5.852	21.324	50	25-Nov-09	8.252	13.254
11	25-Aug-06	5.786	21.157	51	25-Dec-09	8.499	13.570
12	25-Sep-06	5.789	21.057	52	25-Jan-10	8.241	13.240
13	25-Oct-06	5.866	21.035	53	25-Feb-10	8.235	13.330
14	25-Nov-06	5.797	20.865	54	25-Mar-10	9.038	14.396
15	25-Dec-06	5.875	20.845	55	25-Apr-10	8.223	13.331
16	25-Jan-07	5.804	20.678	56	25-May-10	8.469	13.649
17	25-Feb-07	5.807	20.588	57	25-Jun-10	8.212	13.312
18	25-Mar-07	6.057	20.745	58	25-Jul-10	8.470	13.643
19	25-Apr-07	5.813	20.410	59	25-Aug-10	8.213	13.325
20	25-May-07	5.895	20.400	60	25-Sep-10	8.207	13.318
21	25-Jun-07	5.819	20.233	61	25-Oct-10	8.556	10.899
22	25-Jul-07	6.144	20.471	62	25-Nov-10	8.274	10.535
23	25-Aug-07	7.115	21.365	63	25-Dec-10	8.543	10.873
24	25-Sep-07	7.115	21.278	64	25-Jan-11	8.263	10.513
25	25-Oct-07	7.601	11.838	65	25-Feb-11	8.257	10.501
26	25-Nov-07	7.385	11.617	66	25-Mar-11	9.135	11.611
27	25-Dec-07	7.596	11.824	67	25-Apr-11	8.244	10.475
28	25-Jan-08	7.429	11.725	68	25-May-11	8.513	10.810
29	25-Feb-08	7.889	12.311	69	25-Jun-11	8.232	10.448
30	25-Mar-08	8.361	12.794	70	25-Jul-11	8.500	10.787
31	25-Apr-08	7.882	12.295	71	25-Aug-11	8.220	10.426
32	25-May-08	8.107	12.524				
33	25-Jun-08	7.874	12.278				
34	25-Jul-08	8.108	12.638				
35	25-Aug-08	8.156	13.216				
36	25-Sep-08	8.206	13.260				
37	25-Oct-08	8.492	12.182				
38	25-Nov-08	8.234	11.896				
39	25-Dec-08	8.481	12.175				
40	25-Jan-09	8.228	12.010				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR equals 20%, no losses and run at the pricing speed to call.

BSABS 2005-HE9

Computational Materials *(Page 25)*

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	6.245	22.385	41	25-Feb-09	8.492	12.947
2	25-Nov-05	5.785	21.885	42	25-Mar-09	9.332	13.972
3	25-Dec-05	5.852	21.904	43	25-Apr-09	8.489	12.948
4	25-Jan-06	5.790	21.786	44	25-May-09	8.745	13.260
5	25-Feb-06	5.794	21.727	45	25-Jun-09	8.480	12.939
6	25-Mar-06	6.012	21.870	46	25-Jul-09	8.737	13.299
7	25-Apr-06	5.802	21.576	47	25-Aug-09	8.474	13.534
8	25-May-06	5.876	21.555	48	25-Sep-09	8.469	13.538
9	25-Jun-06	5.812	21.385	49	25-Oct-09	8.725	13.866
10	25-Jul-06	5.887	21.355	50	25-Nov-09	8.460	13.524
11	25-Aug-06	5.821	21.187	51	25-Dec-09	8.715	13.851
12	25-Sep-06	5.825	21.088	52	25-Jan-10	8.451	13.524
13	25-Oct-06	5.903	21.065	53	25-Feb-10	8.446	13.590
14	25-Nov-06	5.835	20.896	54	25-Mar-10	9.273	14.674
15	25-Dec-06	5.914	20.877	55	25-Apr-10	8.437	13.584
16	25-Jan-07	5.843	20.709	56	25-May-10	8.690	13.912
17	25-Feb-07	5.847	20.619	57	25-Jun-10	8.427	13.567
18	25-Mar-07	6.101	20.780	58	25-Jul-10	8.686	13.900
19	25-Apr-07	5.854	20.439	59	25-Aug-10	8.425	13.572
20	25-May-07	5.938	20.432	60	25-Sep-10	8.421	13.567
21	25-Jun-07	5.862	20.265	61	25-Oct-10	8.779	11.159
22	25-Jul-07	6.068	20.385	62	25-Nov-10	8.491	10.788
23	25-Aug-07	7.273	21.508	63	25-Dec-10	8.770	11.136
24	25-Sep-07	7.273	21.422	64	25-Jan-11	8.482	10.766
25	25-Oct-07	7.765	11.984	65	25-Feb-11	8.477	10.756
26	25-Nov-07	7.545	11.761	66	25-Mar-11	9.380	11.896
27	25-Dec-07	7.762	11.974	67	25-Apr-11	8.467	10.733
28	25-Jan-08	7.566	11.809	68	25-May-11	8.745	11.079
29	25-Feb-08	8.096	12.517	69	25-Jun-11	8.458	10.710
30	25-Mar-08	8.582	13.015	70	25-Jul-11	8.735	11.057
31	25-Apr-08	8.090	12.502	71	25-Aug-11	8.448	10.689
32	25-May-08	8.323	12.740				
33	25-Jun-08	8.084	12.488				
34	25-Jul-08	8.362	12.830				
35	25-Aug-08	8.396	13.464				
36	25-Sep-08	8.421	13.482				
37	25-Oct-08	8.715	12.412				
38	25-Nov-08	8.451	12.120				
39	25-Dec-08	8.706	12.408				
40	25-Jan-09	8.450	12.185				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	173	173	41	25-Feb-09	416	397
2	25-Nov-05	168	168	42	25-Mar-09	455	441
3	25-Dec-05	169	169	43	25-Apr-09	417	398
4	25-Jan-06	168	169	44	25-May-09	430	412
5	25-Feb-06	168	169	45	25-Jun-09	418	398
6	25-Mar-06	171	171	46	25-Jul-09	430	412
7	25-Apr-06	168	167	47	25-Aug-09	418	400
8	25-May-06	170	169	48	25-Sep-09	418	400
9	25-Jun-06	168	164	49	25-Oct-09	431	413
10	25-Jul-06	169	168	50	25-Nov-09	418	399
11	25-Aug-06	168	163	51	25-Dec-09	430	412
12	25-Sep-06	168	162	52	25-Jan-10	417	397
13	25-Oct-06	169	167	53	25-Feb-10	417	399
14	25-Nov-06	167	161	54	25-Mar-10	454	440
15	25-Dec-06	169	166	55	25-Apr-10	417	397
16	25-Jan-07	167	160	56	25-May-10	429	410
17	25-Feb-07	166	159	57	25-Jun-10	416	395
18	25-Mar-07	172	169	58	25-Jul-10	430	410
19	25-Apr-07	165	157	59	25-Aug-10	418	399
20	25-May-07	167	163	60	25-Sep-10	419	399
21	25-Jun-07	164	155	61	25-Oct-10	442	410
22	25-Jul-07	177	173	62	25-Nov-10	427	393
23	25-Aug-07	303	299	63	25-Dec-10	442	409
24	25-Sep-07	302	297	64	25-Jan-11	428	393
25	25-Oct-07	340	301	65	25-Feb-11	429	395
26	25-Nov-07	328	287	66	25-Mar-11	472	446
27	25-Dec-07	338	298	67	25-Apr-11	430	395
28	25-Jan-08	328	288	68	25-May-11	445	412
29	25-Feb-08	381	350	69	25-Jun-11	431	396
30	25-Mar-08	403	374	70	25-Jul-11	446	413
31	25-Apr-08	378	347	71	25-Aug-11	432	398
32	25-May-08	388	358				
33	25-Jun-08	375	343				
34	25-Jul-08	389	359				
35	25-Aug-08	405	390				
36	25-Sep-08	406	391				
37	25-Oct-08	421	402				
38	25-Nov-08	402	380				
39	25-Dec-08	420	399				
40	25-Jan-09	410	387				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$1,232,021,158		
Number of Loans	6,385		
Average Current Loan Balance	$192,956	$12,211	$839,315
(1) (4) Original Loan-to-Value Ratio	81.53%	11.90%	100.00%
(4) Mortgage Rate	7.1783%	4.8000%	12.5800%
(4) Net Mortgage Rate	6.4378%	3.4105%	12.0605%
(4) (3) Note Margin	6.0443%	2.2500%	10.9000%
(4) (3) Maximum Mortgage Rate	13.3960%	10.8300%	18.1000%
(4) (3) Minimum Mortgage Rate	6.9897%	2.2500%	12.1000%
(4) (3) Term to Next Rate Adjustment (months)	23	2	60
(4) Original Term to Stated Maturity (months)	351	120	360
(4) Age (months)	2	0	14
(4) Remaining Term to Stated Maturity (months)	349	118	360
(4) (2) Credit Score	634	500	809

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	3.83%
	FIXED	11.13%
	FIXED INTEREST ONLY	0.85%
	6 MONTH LIBOR	0.10%
	6 MONTH LIBOR INTEREST ONLY	0.15%
	LIBOR 1/6 ARM	0.18%
	LIBOR 1/6 ARM INTEREST ONLY	0.03%
	LIBOR 2/6 ARM	36.57%
	LIBOR 2/6 ARM INTEREST ONLY	36.36%
	LIBOR 3/6 ARM	4.91%
	LIBOR 3/6 ARM INTEREST ONLY	5.47%
	LIBOR 5/1 ARM	0.02%
	LIBOR 5/1 ARM INTEREST ONLY	0.06%
	LIBOR 5/6 ARM	0.19%
	LIBOR 5/6 ARM INTEREST ONLY	0.17%
Lien	First	96.10%
	Second	3.90%
Property Type	Two- to four- family units	7.53%
	Condominium	7.21%
	Planned Unit Developments (attached)	12.61%
	Single-family detached	72.54%
	Townhouse	0.01%
	Manufactured Home	0.07%
Geographic Distribution	California	46.41%
	Florida	8.58%
	Illinois	6.87%
	Texas	5.30%
Number of States (including DC)		48
Documentation Type	Full/Alternative	46.67%
	Limited	1.84%
	Stated Income	51.49%
Loans with Prepayment Penalties		77.84%
Loans with Interest Only Period		43.08%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 – 519	178	34,502,580	2.80	193,835	75.38
520 – 539	253	46,202,521	3.75	182,619	76.83
540 – 559	310	58,375,711	4.74	188,309	78.90
560 – 579	392	73,533,206	5.97	187,585	80.40
580 – 599	638	121,760,487	9.88	190,847	81.73
600 – 619	736	149,532,230	12.14	203,169	81.96
620 – 639	993	175,004,720	14.20	176,238	82.72
640 – 659	928	179,555,634	14.57	193,487	82.15
660 – 679	741	146,861,214	11.92	198,193	82.51
680 – 699	474	93,148,590	7.56	196,516	81.89
700 – 719	279	58,952,063	4.78	211,298	82.28
720 – 739	198	41,198,467	3.34	208,073	81.80
740 – 759	129	26,476,023	2.15	205,240	82.68
760 – 779	96	18,084,936	1.47	188,385	82.01
780 – 799	35	7,717,583	0.63	220,502	78.52
800 – 819	5	1,115,193	0.09	223,039	89.47
TOTAL:	6,385	1,232,021,158	100.00	192,956	81.53

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	5	1,094,626	0.09	218,925	619	82.71
5.01% - 10.00%	14	2,318,498	0.19	165,607	629	87.21
10.01% - 15.00%	36	4,514,312	0.37	125,398	627	77.06
15.01% - 20.00%	90	13,076,111	1.06	145,290	627	77.47
20.01% - 25.00%	196	27,870,352	2.26	142,196	633	77.41
25.01% - 30.00%	377	60,803,317	4.94	161,282	632	79.71
30.01% - 35.00%	623	103,562,574	8.41	166,232	633	80.30
35.01% - 40.00%	1,072	206,279,471	16.74	192,425	640	81.34
40.01% - 45.00%	1,538	314,053,495	25.49	204,196	638	82.11
45.01% - 50.00%	2,040	410,810,939	33.34	201,378	632	82.43
50.01% - 55.00%	394	87,637,463	7.11	222,430	613	80.38
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	1,815	119,861,900	9.73	66,040	633	85.98
$100,001 - $200,000	2,031	299,059,949	24.27	147,248	623	80.85
$200,001 - $300,000	1,323	326,834,982	26.53	247,041	635	80.20
$300,001 - $400,000	722	250,315,554	20.32	346,697	638	81.46
$400,001 - $500,000	377	168,639,666	13.69	447,320	640	82.20
$500,001 - $600,000	85	46,269,516	3.76	544,347	642	81.84
$600,001 - $700,000	28	18,040,275	1.46	644,296	646	82.04
$700,001 - $800,000	3	2,160,000	0.18	720,000	632	80.00
$800,001 and greater	1	839,315	0.07	839,315	634	70.00
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.0000% - 3.4999%	1	402,234	0.03	402,234	576	85.00
3.5000% - 3.9999%	5	1,364,829	0.11	272,966	706	85.63
4.0000% - 4.4999%	25	6,548,713	0.53	261,949	646	84.71
4.5000% - 4.9999%	166	46,311,108	3.76	278,983	666	82.60
5.0000% - 5.4999%	664	172,692,153	14.02	260,079	657	80.49
5.5000% - 5.9999%	1,013	256,230,657	20.80	252,942	649	80.55
6.0000% - 6.4999%	1,312	297,007,641	24.11	226,378	636	79.76
6.5000% - 6.9999%	866	165,632,471	13.44	191,262	619	80.86
7.0000% - 7.4999%	696	118,512,188	9.62	170,276	603	81.51
7.5000% - 7.9999%	383	54,860,312	4.45	143,238	598	84.14
8.0000% - 8.4999%	320	43,434,835	3.53	135,734	596	85.10
8.5000% - 8.9999%	192	20,268,856	1.65	105,567	596	85.62
9.0000% - 9.4999%	355	24,556,452	1.99	69,173	641	93.90
9.5000% - 9.9999%	153	10,004,089	0.81	65,386	634	93.76
10.0000% - 10.4999%	169	10,256,937	0.83	60,692	632	96.04
10.5000% - 10.9999%	52	3,058,549	0.25	58,818	604	92.07
11.0000% - 11.4999%	8	616,175	0.05	77,022	592	89.69
11.5000% - 11.9999%	3	151,070	0.01	50,357	606	89.43
12.0000% - 12.4999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
4.5000% - 4.9999%	4	1,175,583	0.10	293,896	645	77.20
5.0000% - 5.4999%	66	16,836,303	1.37	255,096	680	76.75
5.5000% - 5.9999%	470	123,345,004	10.01	262,436	667	78.02
6.0000% - 6.4999%	778	203,078,472	16.48	261,026	662	79.07
6.5000% - 6.9999%	1,392	329,301,765	26.73	236,567	639	79.80
7.0000% - 7.4999%	814	163,170,559	13.24	200,455	625	80.98
7.5000% - 7.9999%	880	171,421,828	13.91	194,798	608	83.01
8.0000% - 8.4999%	415	66,860,688	5.43	161,110	599	84.61
8.5000% - 8.9999%	477	68,735,996	5.58	144,101	593	86.44
9.0000% - 9.4999%	239	29,443,265	2.39	123,194	586	87.16
9.5000% - 9.9999%	433	32,354,478	2.63	74,722	633	93.50
10.0000% - 10.4999%	125	8,258,276	0.67	66,066	627	91.36
10.5000% - 10.9999%	214	13,264,709	1.08	61,985	634	96.55
11.0000% - 11.4999%	61	3,518,985	0.29	57,688	601	91.91
11.5000% - 11.9999%	11	868,290	0.07	78,935	611	92.96
12.0000% - 12.4999%	4	275,070	0.02	68,767	564	85.18
12.5000% - 12.9999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

*Original Loan-to-Value Ratios of Total Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	2	328,136	0.03	164,068	714
15.01% - 20.00%	3	194,889	0.02	64,963	545
20.01% - 25.00%	9	692,993	0.06	76,999	633
25.01% - 30.00%	7	681,770	0.06	97,396	580
30.01% - 35.00%	14	1,703,649	0.14	121,689	573
35.01% - 40.00%	19	2,778,507	0.23	146,237	588
40.01% - 45.00%	34	5,278,165	0.43	155,240	604
45.01% - 50.00%	36	5,253,732	0.43	145,937	603
50.01% - 55.00%	46	8,111,203	0.66	176,331	606
55.01% - 60.00%	95	16,007,890	1.30	168,504	609
60.01% - 65.00%	133	27,169,256	2.21	204,280	603
65.01% - 70.00%	212	42,203,527	3.43	199,073	600
70.01% - 75.00%	314	66,502,353	5.40	211,791	601
75.01% - 80.00%	2,917	632,008,775	51.30	216,664	650
80.01% - 85.00%	540	118,241,989	9.60	218,967	599
85.01% - 90.00%	677	152,832,628	12.41	225,750	620
90.01% - 95.00%	419	84,018,163	6.82	200,521	630
95.01% - 100.00%	908	68,013,536	5.52	74,905	663
TOTAL:	6,385	1,232,021,158	100.00	192,956	634

*Original Combined Loan-to-Value Ratios of Total Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	2	328,136	0.03	164,068	714
15.01% - 20.00%	3	194,889	0.02	64,963	545
20.01% - 25.00%	9	692,993	0.06	76,999	633
25.01% - 30.00%	7	681,770	0.06	97,396	580
30.01% - 35.00%	14	1,703,649	0.14	121,689	573
35.01% - 40.00%	19	2,778,507	0.23	146,237	588
40.01% - 45.00%	34	5,278,165	0.43	155,240	604
45.01% - 50.00%	35	5,205,802	0.42	148,737	603
50.01% - 55.00%	46	8,111,203	0.66	176,331	606
55.01% - 60.00%	94	15,768,167	1.28	167,746	608
60.01% - 65.00%	131	26,642,475	2.16	203,378	600
65.01% - 70.00%	198	41,234,626	3.35	208,256	600
70.01% - 75.00%	279	61,797,154	5.02	221,495	598
75.01% - 80.00%	739	148,818,887	12.08	201,379	610
80.01% - 85.00%	508	114,411,804	9.29	225,220	599
85.01% - 90.00%	672	157,072,666	12.75	233,739	622
90.01% - 95.00%	524	108,376,579	8.80	206,826	637
95.01% - 100.00%	3,071	532,923,688	43.26	173,534	661
TOTAL:	6,385	1,232,021,158	100.00	192,956	634

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	2,184	571,829,608	46.41	261,827	641	80.48
Florida	639	105,744,275	8.58	165,484	633	81.86
Illinois	485	84,625,075	6.87	174,485	632	83.90
Texas	635	65,357,404	5.30	102,925	624	81.44
Other[1]	2,442	404,464,796	32.83	165,628	624	82.44
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	2,659	562,458,408	45.65	211,530	611	79.73
Purchase	3,449	621,780,953	50.47	180,279	655	83.17
Rate/Term Refinance	277	47,781,797	3.88	172,497	612	81.46
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	3,143	574,922,984	46.67	182,922	620	81.37
Limited	96	22,682,727	1.84	236,278	629	82.12
Stated Income	3,146	634,415,446	51.49	201,658	646	81.65
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	345	56,338,443	4.57	163,300	649	81.68
Primary Residence	6,005	1,167,753,982	94.78	194,464	633	81.51
Second/Vacation	35	7,928,733	0.64	226,535	652	83.24
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	380	92,817,474	7.53	244,257	649	81.62
Condominium	486	88,883,578	7.21	182,888	648	82.07
Manufactured Home	7	905,190	0.07	129,313	624	79.06
Planned Unit Developments (attached)	774	155,375,385	12.61	200,743	631	82.81
Single-family detached	4,737	893,913,168	72.56	188,709	631	81.25
Townhouse	1	126,363	0.01	126,363	619	92.00
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	1,649	273,037,351	22.16	165,578	630	82.57
6 Months	2	201,972	0.02	100,986	597	83.55
12 Months	235	61,261,710	4.97	260,688	635	80.58
24 Months	3,399	704,251,917	57.16	207,194	634	82.12
36 Months	1,069	188,992,134	15.34	176,793	637	78.31
60 Months	31	4,276,074	0.35	137,938	629	73.97
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Not Interest Only	4,445	701,261,745	56.92	157,764	620	81.56
24 Months	1,046	298,344,551	24.22	285,224	655	81.05
36 Months	162	34,336,104	2.79	211,951	639	80.62
60 Months	689	185,474,011	15.05	269,193	649	82.43
120 Months	43	12,604,746	1.02	293,134	679	80.19
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgage Insurance Coverage of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**5,595**	**1,184,032,691**	**96.10**	**211,623**	**632**	**80.79**
LTV > 80 with MI	1,495	312,942,111	25.40	209,326	614	88.91
LTV > 80 w/out MI	259	62,175,737	5.05	240,061	631	93.43
LTV < 80	3,841	808,914,843	65.66	210,600	639	76.68
Second Lien	**790**	**47,988,466**	**3.90**	**60,745**	**672**	**99.74**
LTV < 80	790	47,988,466	3.90	60,745	672	99.74
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$530,759,413		
Number of Loans	1,940		
Average Current Loan Balance	$273,587	$48,384	$720,000
(1) Original Loan-to-Value Ratio	81.49%	32.12%	100.00%
(4) Mortgage Rate	6.7518%	4.8300%	11.2000%
(4) Net Mortgage Rate	6.0520%	3.8005%	10.6805%
(4) (3) Note Margin	5.9014%	2.2500%	10.2000%
(4) (3) Maximum Mortgage Rate	13.3001%	10.8300%	17.2000%
(4) (3) Minimum Mortgage Rate	6.6957%	2.2500%	11.2000%
(4) (3) Term to Next Rate Adjustment (months)	23	4	59
(4) Original Term to Stated Maturity (months)	360	360	360
(4) Age (months)	2	0	11
(4) Remaining Term to Stated Maturity (months)	358	349	360
(4) (2) Credit Score	652	513	804

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	1.98%
	6 MONTH LIBOR INTEREST ONLY	0.34%
	LIBOR 1/6 ARM INTEREST ONLY	0.07%
	LIBOR 2/6 ARM INTEREST ONLY	84.39%
	LIBOR 3/6 ARM INTEREST ONLY	12.69%
	LIBOR 5/1 ARM INTEREST ONLY	0.13%
	LIBOR 5/6 ARM INTEREST ONLY	0.39%
Lien	First	100.00%
Property Type	Two- to four- family units	4.93%
	Condominium	9.70%
	Planned Unit Developments (attached)	13.70%
	Single-family detached	71.67%
Geographic Distribution	California	65.60%
	Florida	5.40%
Number of States (including DC)		38
Documentation Type	Full/Alternative	41.95%
	Limited	1.68%
	Stated Income	56.37%
Loans with Prepayment Penalties		86.18%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 – 519	1	310,000	0.06	310,000	33.26
520 – 539	3	533,000	0.10	177,667	83.34
540 - 559	11	3,201,180	0.60	291,016	81.64
560 - 579	75	18,479,217	3.48	246,390	83.19
580 - 599	181	48,294,573	9.10	266,821	82.64
600 - 619	252	67,910,541	12.79	269,486	82.65
620 - 639	318	82,838,524	15.61	260,499	82.25
640 - 659	334	91,747,032	17.29	274,692	81.41
660 - 679	290	82,795,690	15.60	285,502	80.56
680 - 699	185	52,091,049	9.81	281,573	80.17
700 - 719	107	31,112,815	5.86	290,774	80.68
720 - 739	72	20,172,403	3.80	280,172	80.70
740 - 759	57	16,254,839	3.06	285,173	81.27
760 - 779	42	11,092,098	2.09	264,098	79.87
780 - 799	11	3,568,853	0.67	324,441	81.10
800 - 819	1	357,600	0.07	357,600	80.00
TOTAL:	1,940	530,759,413	100.00	273,587	81.49

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	1	172,500	0.03	172,500	648	73.40
5.01% - 10.00%	1	163,524	0.03	163,524	610	62.89
10.01% - 15.00%	8	1,479,652	0.28	184,956	658	69.36
15.01% - 20.00%	14	2,807,399	0.53	200,529	644	75.00
20.01% - 25.00%	36	8,375,429	1.58	232,651	662	79.43
25.01% - 30.00%	91	21,028,949	3.96	231,087	659	81.04
30.01% - 35.00%	147	37,441,809	7.05	254,706	653	80.80
35.01% - 40.00%	353	95,330,975	17.96	270,059	654	81.24
40.01% - 45.00%	565	160,974,615	30.33	284,911	654	81.46
45.01% - 50.00%	626	174,365,845	32.85	278,540	650	82.09
50.01% - 55.00%	98	28,618,715	5.39	292,028	639	81.95
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	77	6,482,760	1.22	84,192	635	80.87
$100,001 - $200,000	527	81,648,957	15.38	154,932	645	80.81
$200,001 - $300,000	630	157,612,831	29.70	250,179	655	80.56
$300,001 - $400,000	404	140,695,630	26.51	348,257	654	81.85
$400,001 - $500,000	224	99,951,531	18.83	446,212	655	82.51
$500,001 - $600,000	60	32,609,140	6.14	543,486	647	82.80
$600,001 - $700,000	16	10,318,564	1.94	644,910	651	83.30
$700,001 - $800,000	2	1,440,000	0.27	720,000	635	75.00
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.5000% - 3.9999%	2	509,675	0.10	254,837	693	85.00
4.0000% - 4.4999%	11	3,136,608	0.59	285,146	655	83.54
4.5000% - 4.9999%	76	23,498,499	4.43	309,191	666	83.00
5.0000% - 5.4999%	322	95,949,184	18.08	297,979	665	81.26
5.5000% - 5.9999%	505	147,145,988	27.72	291,378	660	80.70
6.0000% - 6.4999%	561	152,447,402	28.72	271,742	648	80.33
6.5000% - 6.9999%	250	58,914,467	11.10	235,658	638	82.44
7.0000% - 7.4999%	126	30,088,851	5.67	238,800	634	83.41
7.5000% - 7.9999%	44	10,754,672	2.03	244,424	622	87.65
8.0000% - 8.4999%	30	6,260,370	1.18	208,679	613	92.21
8.5000% - 8.9999%	9	1,332,091	0.25	148,010	602	90.78
9.0000% - 9.4999%	3	654,250	0.12	218,083	601	95.68
10.5000% - 10.9999%	1	67,355	0.01	67,355	681	95.00
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
4.5000% - 4.9999%	2	598,914	0.11	299,457	721	75.51
5.0000% - 5.4999%	32	9,073,525	1.71	283,548	683	78.47
5.5000% - 5.9999%	240	70,827,715	13.34	295,115	673	79.30
6.0000% - 6.4999%	427	126,630,825	23.86	296,559	668	79.93
6.5000% - 6.9999%	641	175,949,356	33.15	274,492	649	80.70
7.0000% - 7.4999%	262	62,566,423	11.79	238,803	639	82.17
7.5000% - 7.9999%	199	53,478,536	10.08	268,736	628	85.44
8.0000% - 8.4999%	65	16,854,786	3.18	259,304	622	87.84
8.5000% - 8.9999%	45	10,086,323	1.90	224,141	611	91.57
9.0000% - 9.4999%	18	3,141,412	0.59	174,523	603	93.26
9.5000% - 9.9999%	7	1,435,860	0.27	205,123	589	95.53
10.0000% - 10.4999%	1	48,384	0.01	48,384	569	85.00
11.0000% - 11.4999%	1	67,355	0.01	67,355	681	95.00
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

*Original Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
30.01% - 35.00%	2	469,000	0.09	234,500	544
35.01% - 40.00%	1	200,000	0.04	200,000	604
40.01% - 45.00%	2	241,000	0.05	120,500	606
45.01% - 50.00%	5	952,500	0.18	190,500	658
50.01% - 55.00%	6	1,322,773	0.25	220,462	629
55.01% - 60.00%	14	3,438,549	0.65	245,611	628
60.01% - 65.00%	25	5,835,686	1.10	233,427	628
65.01% - 70.00%	39	10,242,272	1.93	262,622	628
70.01% - 75.00%	48	13,639,823	2.57	284,163	638
75.01% - 80.00%	1,351	360,781,201	67.97	267,048	663
80.01% - 85.00%	125	38,439,397	7.24	307,515	631
85.01% - 90.00%	179	55,633,275	10.48	310,800	626
90.01% - 95.00%	112	34,432,176	6.49	307,430	630
95.01% - 100.00%	31	5,131,762	0.97	165,541	634
TOTAL:	1,940	530,759,413	100.00	273,587	652

*Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
30.01% - 35.00%	2	469,000	0.09	234,500	544
35.01% - 40.00%	1	200,000	0.04	200,000	604
40.01% - 45.00%	2	241,000	0.05	120,500	606
45.01% - 50.00%	5	952,500	0.18	190,500	658
50.01% - 55.00%	6	1,322,773	0.25	220,462	629
55.01% - 60.00%	14	3,438,549	0.65	245,611	628
60.01% - 65.00%	24	5,671,786	1.07	236,324	629
65.01% - 70.00%	39	10,242,272	1.93	262,622	628
70.01% - 75.00%	43	12,086,015	2.28	281,070	634
75.01% - 80.00%	149	43,617,019	8.22	292,732	633
80.01% - 85.00%	122	37,707,599	7.10	309,079	630
85.01% - 90.00%	193	60,495,654	11.40	313,449	630
90.01% - 95.00%	165	50,016,208	9.42	303,129	641
95.01% - 100.00%	1,175	304,299,038	57.33	258,978	666
TOTAL:	1,940	530,759,413	100.00	273,587	652

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	1,100	348,155,353	65.60	316,505	656	80.90
Florida	130	28,654,621	5.40	220,420	651	82.47
Other[1]	710	153,949,439	29.03	216,830	643	82.63
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	668	192,958,564	36.36	288,860	631	82.03
Purchase	1,221	326,383,625	61.49	267,308	665	81.10
Rate/Term Refinance	51	11,417,224	2.15	223,867	640	83.10
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	851	222,659,287	41.95	261,644	638	81.95
Limited	29	8,935,001	1.68	308,103	656	84.30
Stated Income	1,060	299,165,124	56.37	282,231	662	81.06
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	51	12,062,430	2.27	236,518	668	79.80
Primary Residence	1,881	516,195,133	97.26	274,426	652	81.53
Second/Vacation	8	2,501,850	0.47	312,731	666	79.84
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	82	26,187,618	4.93	319,361	661	80.23
Condominium	212	51,462,107	9.70	242,746	662	81.01
Planned Unit Developments (attached)	275	72,731,744	13.70	264,479	645	82.38
Single-family detached	1,371	380,377,945	71.67	277,446	652	81.46
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	288	73,384,762	13.83	254,808	651	82.44
12 Months	72	24,300,420	4.58	337,506	650	81.48
24 Months	1,310	369,064,154	69.54	281,728	654	81.40
36 Months	266	63,476,126	11.96	238,632	645	80.94
60 Months	4	533,950	0.10	133,488	645	72.64
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
24 Months	1,046	298,344,551	56.21	285,224	655	81.05
36 Months	162	34,336,104	6.47	211,951	639	80.62
60 Months	689	185,474,011	34.95	269,193	649	82.43
120 Months	43	12,604,746	2.37	293,134	679	80.19
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgage Insurance Coverage of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**1,940**	**530,759,413**	**100.00**	**273,587**	**652**	81.49
LTV > 80 with MI	373	109,982,768	20.72	294,860	627	88.92
LTV > 80 w/out MI	74	23,653,842	4.46	319,647	638	93.62
LTV < 80	1,493	397,122,803	74.82	265,990	660	78.70
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

DESCRIPTION OF THE COLLATERAL

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$857,013,238		
Number of Loans	4,069		
Average Current Loan Balance	$210,620	$14,995	$839,315
(1) Original Loan-to-Value Ratio	82.08%	13.07%	100.00%
(4) Mortgage Rate	7.1690%	4.8000%	12.5800%
(4) Net Mortgage Rate	6.4520%	3.4105%	12.0605%
(4) (3) Note Margin	6.0469%	2.2500%	10.9000%
(4) (3) Maximum Mortgage Rate	13.3795%	10.8300%	18.1000%
(4) (3) Minimum Mortgage Rate	6.9584%	2.2500%	12.1000%
(4) (3) Term to Next Rate Adjustment (months)	23	4	60
(4) Original Term to Stated Maturity (months)	350	120	360
(4) Age (months)	2	0	14
(4) Remaining Term to Stated Maturity (months)	348	118	360
(4) (2) Credit Score	636	500	805

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	4.75%
	FIXED	9.45%
	FIXED INTEREST ONLY	1.02%
	6M LIBOR ARM	0.07%
	6M LIBOR ARM INTEREST ONLY	0.07%
	LIBOR 1/6 ARM	0.12%
	LIBOR 1/6 ARM INTEREST ONLY	0.04%
	LIBOR 2/6 ARM	33.29%
	LIBOR 2/6 ARM INTEREST ONLY	41.44%
	LIBOR 3/6 ARM	4.08%
	LIBOR 3/6 ARM INTEREST ONLY	5.31%
	LIBOR 5/1 ARM	0.03%
	LIBOR 5/1 ARM INTEREST ONLY	0.08%
	LIBOR 5/6 ARM	0.16%
	LIBOR 5/6 ARM INTEREST ONLY	0.11%
Lien	First	95.17%
	Second	4.83%
Property Type	Two- to four- family units	6.48%
	Condominium	7.33%
	Planned Unit Developments (attached)	13.52%
	Single-family detached	72.59%
	Townhouse	0.01%
	Manufactured Home	0.06%
Geographic Distribution	California	49.94%
	Florida	8.49%
	Illinois	5.87%
Number of States (including DC)		46
Documentation Type	Full/Alternative	46.45%
	Limited	1.97%
	Stated Income	51.57%
Loans with Prepayment Penalties		79.40%
Loans with Interest Only Period		48.07%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 – 519	107	20,706,345	2.42	193,517	75.45
520 – 539	168	30,279,558	3.53	180,235	78.19
540 – 559	203	38,203,334	4.46	188,194	80.10
560 – 579	268	50,737,127	5.92	189,318	81.11
580 – 599	366	76,829,178	8.96	209,916	82.99
600 – 619	430	95,872,470	11.19	222,959	82.50
620 – 639	638	124,236,984	14.50	194,729	82.98
640 – 659	608	130,978,113	15.28	215,425	82.53
660 – 679	492	108,400,292	12.65	220,326	82.77
680 – 699	312	68,932,177	8.04	220,936	82.21
700 – 719	174	42,175,428	4.92	242,388	82.88
720 – 739	125	29,689,556	3.46	237,516	82.33
740 – 759	79	18,747,543	2.19	237,311	82.33
760 – 779	67	13,893,514	1.62	207,366	82.25
780 – 799	29	6,638,358	0.77	228,909	77.21
800 – 819	3	693,261	0.08	231,087	86.13
TOTAL:	4,069	857,013,238	100.00	210,620	82.08

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	3	821,209	0.10	273,736	603	80.28
5.01% - 10.00%	8	1,483,013	0.17	185,377	611	88.79
10.01% - 15.00%	21	2,691,077	0.31	128,147	619	77.06
15.01% - 20.00%	55	7,664,726	0.89	139,359	631	76.31
20.01% - 25.00%	109	16,650,871	1.94	152,760	629	78.42
25.01% - 30.00%	239	40,400,690	4.71	169,041	633	80.87
30.01% - 35.00%	390	70,363,982	8.21	180,420	634	80.83
35.01% - 40.00%	688	143,687,929	16.77	208,849	643	82.06
40.01% - 45.00%	1,016	229,543,493	26.78	225,929	642	82.49
45.01% - 50.00%	1,299	286,541,985	33.43	220,587	635	82.89
50.01% - 55.00%	241	57,164,264	6.67	237,196	615	80.85
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	1,118	75,190,029	8.77	67,254	631	87.84
$100,001 - $200,000	1,131	166,591,178	19.44	147,295	620	82.22
$200,001 - $300,000	806	198,943,074	23.21	246,828	641	80.94
$300,001 - $400,000	545	191,668,227	22.36	351,685	643	81.04
$400,001 - $500,000	355	159,015,969	18.55	447,932	640	82.09
$500,001 - $600,000	82	44,565,170	5.20	543,478	642	81.75
$600,001 - $700,000	28	18,040,275	2.11	644,296	646	82.04
$700,001 - $800,000	3	2,160,000	0.25	720,000	632	80.00
$800,001 and greater	1	839,315	0.10	839,315	634	70.00
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.0000% - 3.4999%	1	402,234	0.05	402,234	576	85.00
3.5000% - 3.9999%	3	893,480	0.10	297,827	692	85.96
4.0000% - 4.4999%	14	3,804,810	0.44	271,772	661	83.88
4.5000% - 4.9999%	96	29,496,981	3.44	307,260	670	83.01
5.0000% - 5.4999%	403	118,547,847	13.83	294,163	660	80.74
5.5000% - 5.9999%	681	192,168,396	22.42	282,186	653	80.45
6.0000% - 6.4999%	821	210,017,406	24.51	255,807	637	80.24
6.5000% - 6.9999%	487	104,398,249	12.18	214,370	621	80.97
7.0000% - 7.4999%	369	71,798,966	8.38	194,577	599	82.79
7.5000% - 7.9999%	249	36,818,556	4.30	147,866	604	86.38
8.0000% - 8.4999%	238	32,180,458	3.75	135,212	601	86.57
8.5000% - 8.9999%	155	16,260,270	1.90	104,905	598	86.35
9.0000% - 9.4999%	280	21,219,353	2.48	75,783	641	94.21
9.5000% - 9.9999%	118	8,436,071	0.98	71,492	635	95.63
10.0000% - 10.4999%	115	7,981,610	0.93	69,405	636	97.05
10.5000% - 10.9999%	30	1,966,372	0.23	65,546	609	92.96
11.0000% - 11.4999%	5	401,211	0.05	80,242	606	90.35
11.5000% - 11.9999%	2	109,082	0.01	54,541	574	87.85
12.0000% - 12.4999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
4.5000% - 4.9999%	4	1,175,583	0.14	293,896	645	77.20
5.0000% - 5.4999%	40	10,946,603	1.28	273,665	684	78.94
5.5000% - 5.9999%	300	88,506,911	10.33	295,023	671	78.85
6.0000% - 6.4999%	544	157,266,977	18.35	289,094	665	79.26
6.5000% - 6.9999%	876	232,813,894	27.17	265,769	641	80.12
7.0000% - 7.4999%	460	104,943,982	12.25	228,139	626	81.12
7.5000% - 7.9999%	443	98,935,528	11.54	223,331	604	83.81
8.0000% - 8.4999%	236	40,001,119	4.67	169,496	604	85.54
8.5000% - 8.9999%	334	49,716,679	5.80	148,852	595	87.84
9.0000% - 9.4999%	190	23,914,139	2.79	125,864	585	87.69
9.5000% - 9.9999%	352	28,285,961	3.30	80,358	633	93.77
10.0000% - 10.4999%	95	6,812,625	0.79	71,712	627	93.70
10.5000% - 10.9999%	147	10,414,572	1.22	70,847	638	97.49
11.0000% - 11.4999%	35	2,280,370	0.27	65,153	600	92.15
11.5000% - 11.9999%	9	777,327	0.09	86,370	608	92.14
12.0000% - 12.4999%	2	109,082	0.01	54,541	574	87.85
12.5000% - 12.9999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

*Original Loan-to-Value Ratios of Group I Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	78,136	0.01	78,136	642
15.01% - 20.00%	1	35,000	0.00	35,000	565
20.01% - 25.00%	6	528,184	0.06	88,031	619
25.01% - 30.00%	3	344,369	0.04	114,790	530
30.01% - 35.00%	6	792,077	0.09	132,013	553
35.01% - 40.00%	9	1,350,199	0.16	150,022	585
40.01% - 45.00%	18	2,795,935	0.33	155,330	607
45.01% - 50.00%	12	1,610,218	0.19	134,185	565
50.01% - 55.00%	22	3,972,510	0.46	180,569	626
55.01% - 60.00%	47	7,506,791	0.88	159,719	603
60.01% - 65.00%	68	14,823,081	1.73	217,986	598
65.01% - 70.00%	103	21,914,581	2.56	212,763	596
70.01% - 75.00%	171	39,648,621	4.63	231,863	594
75.01% - 80.00%	1,961	480,765,876	56.10	245,164	653
80.01% - 85.00%	310	71,788,108	8.38	231,575	594
85.01% - 90.00%	394	97,096,814	11.33	246,439	616
90.01% - 95.00%	274	58,501,753	6.83	213,510	625
95.01% - 100.00%	663	53,460,987	6.24	80,635	662
TOTAL:	4,069	857,013,238	100.00	210,620	636

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	78,136	0.01	78,136	642
15.01% - 20.00%	1	35,000	0.00	35,000	565
20.01% - 25.00%	6	528,184	0.06	88,031	619
25.01% - 30.00%	3	344,369	0.04	114,790	530
30.01% - 35.00%	6	792,077	0.09	132,013	553
35.01% - 40.00%	9	1,350,199	0.16	150,022	585
40.01% - 45.00%	18	2,795,935	0.33	155,330	607
45.01% - 50.00%	12	1,610,218	0.19	134,185	565
50.01% - 55.00%	22	3,972,510	0.46	180,569	626
55.01% - 60.00%	47	7,506,791	0.88	159,719	603
60.01% - 65.00%	67	14,460,200	1.69	215,824	594
65.01% - 70.00%	94	21,469,248	2.51	228,396	595
70.01% - 75.00%	155	36,673,580	4.28	236,604	591
75.01% - 80.00%	402	90,353,510	10.54	224,760	609
80.01% - 85.00%	289	69,161,703	8.07	239,314	594
85.01% - 90.00%	391	100,513,799	11.73	257,069	618
90.01% - 95.00%	341	75,520,548	8.81	221,468	633
95.01% - 100.00%	2,205	429,847,232	50.16	194,942	663
TOTAL:	4,069	857,013,238	100.00	210,620	636

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	1,570	428,009,006	49.94	272,617	649	81.55
Florida	408	72,796,806	8.49	178,424	631	82.29
Illinois	272	50,271,287	5.87	184,821	629	84.15
Other[1]	1,819	305,936,139	35.74	168,189	621	82.45
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	1,380	313,687,339	36.60	227,310	607	80.29
Purchase	2,555	518,184,331	60.46	202,812	656	83.15
Rate/Term Refinance	134	25,141,569	2.93	187,624	598	82.49
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	2,009	398,116,273	46.45	198,166	619	81.74
Limited	63	16,901,274	1.97	268,274	635	82.48
Stated Income	1,997	441,995,692	51.57	221,330	652	82.38
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	139	22,375,025	2.61	160,971	634	82.67
Primary Residence	3,911	829,735,829	96.82	212,154	636	82.07
Second/Vacation	19	4,902,384	0.57	258,020	647	82.36
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	225	55,548,792	6.48	246,884	652	82.36
Condominium	319	62,801,579	7.33	196,870	652	82.36
Manufactured Home	4	512,525	0.06	128,131	606	79.82
Planned Unit Developments (attached)	527	115,890,590	13.52	219,906	633	83.02
Single-family detached	2,993	622,133,391	72.59	207,863	634	81.86
Townhouse	1	126,363	0.01	126,363	619	92.00
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	956	176,540,615	20.60	184,666	629	82.85
6 Months	1	71,771	0.01	71,771	557	90.00
12 Months	173	48,418,989	5.65	279,879	634	81.27
24 Months	2,279	507,900,278	59.26	222,861	640	82.74
36 Months	629	119,805,511	13.98	190,470	635	78.79
60 Months	31	4,276,074	0.50	137,938	629	73.97
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Interest Only Terms of Group I Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio (1)
Not Interest Only	2,683	445,146,387	51.94	165,914	619	82.55
24 Months	763	234,353,835	27.35	307,148	660	81.22
36 Months	88	21,298,518	2.49	242,029	639	80.38
60 Months	511	147,457,217	17.21	288,566	649	82.42
120 Months	24	8,757,282	1.02	364,887	679	80.13
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgage Insurance Coverage of Group I Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**3,467**	**815,653,627**	**95.17**	**235,262**	**635**	**81.19**
LTV > 80 with MI	863	194,481,030	22.69	225,355	608	89.06
LTV > 80 w/out MI	176	45,007,020	5.25	255,722	629	93.15
LTV < or equal to 80	2,428	576,165,577	67.23	237,300	644	77.60
Second Lien	**602**	**41,359,612**	**4.83**	**68,704**	**673**	**99.74**
LTV < 80	602	41,359,612	4.83	68,704	673	99.74
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

DESCRIPTION OF THE COLLATERAL

GROUP II MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$375,007,919		
Number of Loans	2,316		
Average Current Loan Balance	$161,921	$12,211	$591,438
(1) Original Loan-to-Value Ratio	80.26%	11.90%	100.00%
(4) Mortgage Rate	7.1996%	5.0250%	12.1250%
(4) Net Mortgage Rate	6.4052%	3.6355%	11.6055%
(4) (3) Note Margin	6.0383%	2.2500%	7.9900%
(4) (3) Maximum Mortgage Rate	13.4348%	11.1500%	18.0000%
(4) (3) Minimum Mortgage Rate	7.0630%	2.2500%	12.0000%
(4) (3) Term to Next Rate Adjustment (months)	24	2	59
(4) Original Term to Stated Maturity (months)	355	120	360
(4) Age (months)	2	0	12
(4) Remaining Term to Stated Maturity (months)	353	119	360
(4) (2) Credit Score	627	500	809

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	1.71%
	FIXED	14.97%
	FIXED INTEREST ONLY	0.48%
	6 MONTH LIBOR	0.17%
	6 MONTH LIBOR INTEREST ONLY	0.34%
	LIBOR 1/6 ARM	0.33%
	LIBOR 2/6 ARM	44.06%
	LIBOR 2/6 ARM INTEREST ONLY	24.74%
	LIBOR 3/6 ARM	6.79%
	LIBOR 3/6 ARM INTEREST ONLY	5.84%
	LIBOR 5/6 ARM	0.26%
	LIBOR 5/6 ARM INTEREST ONLY	0.31%
Lien	First	98.23%
	Second	1.77%
Property Type	Two- to four- family units	9.94%
	Condominium	6.96%
	Planned Unit Developments (attached)	10.53%
	Single-family detached	72.47%
	Manufactured Home	0.10%
Geographic Distribution	California	38.35%
	Illinois	9.16%
	Florida	8.79%
	Texas	6.26%
Number of States (including DC)		46
Documentation Type	Full/Alternative	47.15%
	Limited	1.54%
	Stated Income	51.31%
Loans with Prepayment Penalties		74.26%
Loans with Interest Only Period		31.71%

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 - 519	71	13,796,235	3.68	194,313	75.29
520 - 539	85	15,922,963	4.25	187,329	74.24
540 - 559	107	20,172,377	5.38	188,527	76.63
560 - 579	124	22,796,079	6.08	183,839	78.84
580 - 599	272	44,931,309	11.98	165,189	79.57
600 - 619	306	53,659,759	14.31	175,359	81.01
620 - 639	355	50,767,736	13.54	143,008	82.09
640 - 659	320	48,577,522	12.95	151,805	81.10
660 - 679	249	38,460,922	10.26	154,462	81.76
680 - 699	162	24,216,413	6.46	149,484	80.99
700 - 719	105	16,776,635	4.47	159,777	80.77
720 - 739	73	11,508,911	3.07	157,656	80.43
740 - 759	50	7,728,480	2.06	154,570	83.52
760 - 779	29	4,191,422	1.12	144,532	81.19
780 - 799	6	1,079,225	0.29	179,871	86.61
800 - 819	2	421,932	0.11	210,966	94.95
TOTAL:	2,316	375,007,919	100.00	161,921	80.26

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	2	273,417	0.07	136,709	668	90.00
5.01% - 10.00%	6	835,485	0.22	139,248	660	84.39
10.01% - 15.00%	15	1,823,234	0.49	121,549	639	77.05
15.01% - 20.00%	35	5,411,385	1.44	154,611	622	79.12
20.01% - 25.00%	87	11,219,482	2.99	128,960	639	75.91
25.01% - 30.00%	138	20,402,627	5.44	147,845	630	77.42
30.01% - 35.00%	233	33,198,591	8.85	142,483	631	79.19
35.01% - 40.00%	384	62,591,542	16.69	162,999	633	79.70
40.01% - 45.00%	522	84,510,002	22.54	161,897	629	81.10
45.01% - 50.00%	741	124,268,954	33.14	167,704	625	81.36
50.01% - 55.00%	153	30,473,199	8.13	199,171	608	79.50
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	697	44,671,871	11.91	64,092	636	82.86
$100,001 - $200,000	900	132,468,771	35.32	147,188	628	79.11
$200,001 - $300,000	517	127,891,908	34.10	247,373	625	79.04
$300,001 - $400,000	177	58,647,327	15.64	331,341	618	82.85
$400,001 - $500,000	22	9,623,697	2.57	437,441	637	83.97
$500,001 - $600,000	3	1,704,346	0.45	568,115	661	84.21
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.5000% - 3.9999%	2	471,349	0.13	235,674	733	85.00
4.0000% - 4.4999%	11	2,743,904	0.73	249,446	626	85.85
4.5000% - 4.9999%	70	16,814,127	4.48	240,202	659	81.89
5.0000% - 5.4999%	261	54,144,306	14.44	207,449	650	79.94
5.5000% - 5.9999%	332	64,062,261	17.08	192,959	638	80.82
6.0000% - 6.4999%	491	86,990,235	23.20	177,170	633	78.61
6.5000% - 6.9999%	379	61,234,221	16.33	161,568	615	80.68
7.0000% - 7.4999%	327	46,713,222	12.46	142,854	608	79.54
7.5000% - 7.9999%	134	18,041,757	4.81	134,640	587	79.55
8.0000% - 8.4999%	82	11,254,377	3.00	137,249	581	80.90
8.5000% - 8.9999%	37	4,008,586	1.07	108,340	586	82.64
9.0000% - 9.4999%	75	3,337,099	0.89	44,495	637	91.91
9.5000% - 9.9999%	35	1,568,019	0.42	44,801	629	83.67
10.0000% - 10.4999%	54	2,275,328	0.61	42,136	620	92.51
10.5000% - 10.9999%	22	1,092,177	0.29	49,644	595	90.45
11.0000% - 11.4999%	3	214,964	0.06	71,655	565	88.46
11.5000% - 11.9999%	1	41,988	0.01	41,988	688	93.55
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
5.0000% - 5.4999%	26	5,889,700	1.57	226,527	672	72.68
5.5000% - 5.9999%	170	34,838,094	9.29	204,930	655	75.92
6.0000% - 6.4999%	234	45,811,494	12.22	195,776	653	78.42
6.5000% - 6.9999%	516	96,487,870	25.73	186,992	635	79.03
7.0000% - 7.4999%	354	58,226,577	15.53	164,482	624	80.74
7.5000% - 7.9999%	437	72,486,300	19.33	165,873	612	81.92
8.0000% - 8.4999%	179	26,859,569	7.16	150,053	592	83.23
8.5000% - 8.9999%	143	19,019,316	5.07	133,002	588	82.76
9.0000% - 9.4999%	49	5,529,126	1.47	112,839	587	84.87
9.5000% - 9.9999%	81	4,068,517	1.08	50,229	631	91.61
10.0000% - 10.4999%	30	1,445,651	0.39	48,188	623	80.33
10.5000% - 10.9999%	67	2,850,137	0.76	42,539	619	93.11
11.0000% - 11.4999%	26	1,238,615	0.33	47,639	602	91.47
11.5000% - 11.9999%	2	90,964	0.02	45,482	637	100.00
12.0000% - 12.4999%	2	165,988	0.04	82,994	557	83.43
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

*Original Loan-to-Value Ratios of Group II Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	250,000	0.07	250,000	736
15.01% - 20.00%	2	159,889	0.04	79,944	541
20.01% - 25.00%	3	164,809	0.04	54,936	676
25.01% - 30.00%	4	337,400	0.09	84,350	632
30.01% - 35.00%	8	911,572	0.24	113,946	591
35.01% - 40.00%	10	1,428,307	0.38	142,831	591
40.01% - 45.00%	16	2,482,231	0.66	155,139	601
45.01% - 50.00%	24	3,643,514	0.97	151,813	620
50.01% - 55.00%	24	4,138,693	1.10	172,446	587
55.01% - 60.00%	48	8,501,100	2.27	177,106	614
60.01% - 65.00%	65	12,346,175	3.29	189,941	608
65.01% - 70.00%	109	20,288,946	5.41	186,137	605
70.01% - 75.00%	143	26,853,732	7.16	187,788	611
75.01% - 80.00%	956	151,242,899	40.33	158,204	637
80.01% - 85.00%	230	46,453,881	12.39	201,973	606
85.01% - 90.00%	283	55,735,814	14.86	196,946	628
90.01% - 95.00%	145	25,516,410	6.80	175,975	641
95.01% - 100.00%	245	14,552,549	3.88	59,398	667
TOTAL:	2,316	375,007,919	100.00	161,921	627

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	250,000	0.07	250,000	736
15.01% - 20.00%	2	159,889	0.04	79,944	541
20.01% - 25.00%	3	164,809	0.04	54,936	676
25.01% - 30.00%	4	337,400	0.09	84,350	632
30.01% - 35.00%	8	911,572	0.24	113,946	591
35.01% - 40.00%	10	1,428,307	0.38	142,831	591
40.01% - 45.00%	16	2,482,231	0.66	155,139	601
45.01% - 50.00%	23	3,595,584	0.96	156,330	621
50.01% - 55.00%	24	4,138,693	1.10	172,446	587
55.01% - 60.00%	47	8,261,376	2.20	175,774	612
60.01% - 65.00%	64	12,182,275	3.25	190,348	608
65.01% - 70.00%	104	19,765,377	5.27	190,052	604
70.01% - 75.00%	124	25,123,575	6.70	202,609	609
75.01% - 80.00%	337	58,465,376	15.59	173,488	612
80.01% - 85.00%	219	45,250,101	12.07	206,621	606
85.01% - 90.00%	281	56,558,868	15.08	201,277	628
90.01% - 95.00%	183	32,856,032	8.76	179,541	646
95.01% - 100.00%	866	103,076,456	27.49	119,026	653
TOTAL:	2,316	375,007,919	100.00	161,921	627

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	614	143,820,602	38.35	234,236	618	77.32
Florida	213	34,353,788	9.16	161,285	636	83.54
Illinois	231	32,947,468	8.79	142,630	637	80.91
Texas	272	23,485,641	6.26	86,344	630	79.86
Other[1]	986	140,400,420	37.44	142,394	631	82.40
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	1,279	248,771,069	66.34	194,504	617	79.01
Purchase	894	103,596,622	27.63	115,880	651	83.26
Rate/Term Refinance	143	22,640,228	6.04	158,323	627	80.31
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	1,134	176,806,712	47.15	155,914	620	80.54
Limited	33	5,781,453	1.54	175,196	614	81.06
Stated Income	1,149	192,419,755	51.31	167,467	634	79.98
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	206	33,963,419	9.06	164,871	658	81.02
Primary Residence	2,094	338,018,152	90.14	161,422	624	80.15
Second/Vacation	16	3,026,349	0.81	189,147	661	84.67
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	155	37,268,682	9.94	240,443	644	80.51
Condominium	167	26,081,999	6.96	156,180	639	81.38
Manufactured Home	3	392,665	0.10	130,888	647	78.08
Planned Unit Developments (attached)	247	39,484,795	10.53	159,857	626	82.18
Single-family detached	1,744	271,779,777	72.47	155,837	624	79.85
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	693	96,496,736	25.73	139,245	631	82.06
6 Months	1	130,202	0.03	130,202	619	80.00
12 Months	62	12,842,721	3.42	207,141	637	77.97
24 Months	1,120	196,351,638	52.36	175,314	620	80.51
36 Months	440	69,186,623	18.45	157,242	640	77.49
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Interest Only Terms of Group II Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Not Interest Only	1,762	256,115,358	68.30	145,355	620	79.85
24 Months	283	63,990,716	17.06	226,116	636	80.45
36 Months	74	13,037,586	3.48	176,184	640	81.02
60 Months	178	38,016,795	10.14	213,578	647	82.49
120 Months	19	3,847,464	1.03	202,498	679	80.32
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgage Insurance Coverage of Group II Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**2,128**	**368,379,065**	**98.23**	**173,110**	**626**	**79.91**
LTV > 80 with MI	632	118,461,081	31.59	187,438	624	88.67
LTV > 80 w/out MI	83	17,168,718	4.58	206,852	634	94.15
LTV < or equal to 80	1,413	232,749,266	62.07	164,720	627	74.41
Second Lien	**188**	**6,628,855**	**1.77**	**35,260**	**663**	**99.74**
LTV < 80	188	6,628,855	1.77	35,260	663	99.74
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Chris Scott *Sr. Managing Director*	Tel: (212) 272-5451 cscott@bear.com

MBS Structuring

Keith Lind *Vice-President*	Tel: (212) 272-5451 klind@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Justin Hansen – S&P	Tel: (212) 438-7334 justin_hansen@standardandpoors.com
Todd Swanson – Moody's	Tel: (415) 274-1714 todd_swanson@moodys.com

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$1,171,555,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE9
Issuer

Asset-Backed Certificates, Series 2005-HE9

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

August 25, 2005

BEAR STEARNS

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement or private placement memorandum (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted..

$1,171,555,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE9
Asset-Backed Certificates, Series 2005-HE9

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's / S&P / Fitch
Class I-A-1	$429,859,000	Floating	[1.000]	0	24	[01/25/29]	Aaa / AAA / AAA
Class I-A-2	137,620,000	Floating	[2.527]	23	38	[10/25/32]	Aaa / AAA / AAA
Class I-A-3	59,980,000	Floating	[5.766]	60	11	[11/25/33]	Aaa / AAA / AAA
Class II-A-1	219,649,000	Floating	[1.795]	0	71	[09/25/35]	Aaa / AAA / AAA
Class II-A-2	54,912,000	Floating	[1.795]	0	71	[09/25/35]	Aaa / AAA / AAA
Class M-1	79,135,000	Floating	[4.798]	46	25	[09/25/35]	NR / AAA / AAA
Class M-2	86,870,000	Floating	[4.384]	40	31	[09/25/35]	NR / AA / AA
Class M-3	8,330,000	Floating	[4.260]	40	31	[09/25/35]	NR / AA- / AA-
Class M-4	45,815,000	Floating	[4.214]	38	33	[09/25/35]	NR / A / A
Class M-5	13,685,000	Floating	[4.171]	37	34	[09/25/35]	NR / A- / A-
Class M-6	14,280,000	Floating	[4.154]	37	34	[09/25/35]	NR / BBB+ / BBB+
Class M-7	13,090,000	Floating	[4.133]	36	35	[09/25/35]	NR / BBB / BBB
Class M-8	8,330,000	Floating	[3.954]	36	32	[09/25/35]	NR / BBB- / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates will increase to 1.5 times their related initial margins.

Depositor: Bear Stearns Asset Backed Securities I LLC.

Originators: MortgageIT, Inc. dba MIT Lending (approximately 13.59%) and Residential Mortgage Assistance Enterprise, LLC (approximately 44.56%); and approximately 33 others (none of which represent > 5% of the deal).

Master Servicer and Mortgage Loan Seller: EMC Mortgage Corporation.

Trustee: LaSalle Bank National Association.

Custodian: LaSalle Bank National Association.

Underwriter: Bear, Stearns & Co. Inc.

Class II-A-2 Insurer: CIFG Assurance North America, Inc.

Loss Mitigation Advisor: The Murrayhill Company.

Pool Policy Provider: MGIC.

Swap Provider: [To be determined].

Offered Certificates: Approximately $902,020,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $269,535,000 mezzanine floating-rate Certificates (the "Class M Certificates"; together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").

Class I-A Certificates: Any of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates.

Class II-A Certificates: Any of the Class II-A-1 and Class II-A-2 Certificates.

Non-Offered Certificates: The Class CE, Class P and Class R Certificates will not be publicly offered.

Collateral: As of the Cut-off Date, the Mortgage Loans consisted of approximately 6,385 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $1,232,021,157.

Group I Mortgage Loans: The Group I Mortgage Loans consist of approximately 4,069 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $857 million.

Group II Mortgage Loans: The Group II Mortgage Loans consist of approximately 2,316 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $375 million.

Expected Pricing Date: On or about August [25], 2005.

Closing Date: On or about September [30], 2005.

Cut-off Date: The close of business on September 1, 2005.

Distribution Date: The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2005.

Record Date: For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.

Delay Days: 0 (zero) days on all Offered Certificates.

Determination Date: The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates and payment to the Class II-A-2 Insurer of all amounts due it. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination
5. Cross-Collateralization
6. Policy with respect to the Class II-A-2 Certificates

Policy: On the Closing Date, the Class II-A-2 Insurer will issue the financial guaranty insurance policy (the "Policy") in favor of the Trustee for the benefit of the Class II-A-2 Certificate holders. The Policy will unconditionally and irrevocably guarantee (1) interest on the Class II-A-2 Certificates at the applicable Pass-Through Rate, (2) any realized losses allocated to the Class II-A-2 Certificates, and (3) amounts due on the Class II-A-2 Certificates on the legal final payment date. The Policy is not cancelable for any reason.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [1.55]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately [3.10]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (y) approximately $5,950,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in October 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I or Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [48.40]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[24.20]%	[48.40]%
M-1	[17.55]%	[35.10]%
M-2	[10.25]%	[20.50]%
M-3	[9.55]%	[19.10]%
M-4	[5.70]%	[11.40]%
M-5	[4.55]%	[9.10]%
M-6	[3.35]%	[6.70]%
M-7	[2.25]%	[4.50]%
M-8	[1.55]%	[3.10]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [32]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
October 2008 through September 2009	[3.75]%
October 2009 through September 2010	[5.50]%
October 2010 through September 2011	[6.50]%
October 2011 and thereafter	[6.75]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first, by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, provided however, realized losses otherwise allocable to the Class II-A-1 Certificates will first be allocated to the Class II-A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and thereafter, such losses will be allocated to the Class II-A-1 Certificates; and provided further, realized losses allocated to the Class II-A-2 Certificates will be covered by the Policy.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date is the excess, if any, of (A) (1) with respect to the Class I-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group I as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; (2) with respect to the Class II-A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in Loan Group II as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date; and (3) with respect to the Class M Certificates, the weighted average of the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans in each loan group as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such mortgage loans on such due date, weighted in proportion to the results of subtracting from the aggregate principal balance of the Mortgage Loans of each loan group the Certificate Principal Balance of the related senior certificates, in each case over (B) the sum of (x) a per annum rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider on such Distribution Date, divided by the outstanding Stated Principal Balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12.

Pass-Through Rates:	The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$1,190,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.450%] (per annum) on the swap notional amount and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Amount ($)	Period	Notional Amount ($)
1	1,190,000,000.00	31	119,830,922.34
2	1,170,862,327.47	32	115,705,443.86
3	1,148,409,383.72	33	111,725,100.05
4	1,122,706,104.13	34	107,879,794.29
5	1,093,846,023.42	35	104,166,182.20
6	1,061,954,712.99	36	100,591,202.87
7	1,027,189,343.87	37	64,627,699.98
8	989,730,666.74	38	62,574,088.45
9	950,119,675.22	39	60,585,255.27
10	911,778,748.57	40	58,659,168.38
11	875,033,714.70	41	56,793,859.28
12	839,822,553.39	42	54,987,420.87
13	806,079,241.10	43	53,238,005.69
14	773,740,733.42	44	51,543,823.99
15	742,746,728.68	45	49,903,141.94
16	713,039,485.50	46	48,314,279.91
17	684,563,857.44	47	46,775,610.77
18	657,267,139.08	48	45,285,558.23
19	631,098,939.76	49	43,842,595.31
20	606,011,085.58	50	42,445,242.73
21	581,955,810.41	51	41,092,067.51
22	558,762,292.81	52	39,781,681.47
23	536,535,851.49	53	38,512,739.86
24	515,302,931.79	54	37,283,939.95
25	147,967,353.70	55	36,094,019.83
26	142,844,073.66	56	34,941,757.00
27	137,903,037.04	57	33,825,596.52
28	133,137,534.03	58	32,743,373.55
29	128,541,111.86	59	31,695,464.07
30	124,107,564.38	60	30,680,787.45

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Group II Sequential Trigger Event: A trigger event in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date exceeds [3.75%] or if, on or after the 37th Distribution Date, a Cumulative Loss Test is violated.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the related Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the related Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates; and from the Group II Interest Remittance Amount, first, to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates pro rata based on the amount of accrued interest payable to each such classes of certificates and second, to the Class II-A-2 Insurer, with respect to any reimbursement amount related to interest draws on the policy, the Senior Interest Distribution Amount allocable to such Certificates, provided, however, prior to any interest payment to the Class II-A-2 Certificates, payment to the Class II-A-2 Insurer, the premium due in connection with the Policy. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates; and

(ix) from the combined remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount, sequentially to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero; and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount pro rata to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates until the Certificate Principal Balance of each such class has been reduced to zero (provided, however, that if a Group II Sequential Trigger Event is in effect, the Group II Principal Distribution Amount will be allocated first to the Class II-A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, and then to the Class II-A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero) and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

Principal Payment Priority: cont

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount, sequentially to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates, in that order, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amounts described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A-1 Certificates and Class II-A-2 Certificates, pro rata, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Group I and Group II Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A Certificates and Class II-A Certificates, respectively, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the related Interest Remittance Amount;

(iii) from Net Monthly Excess Cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) from net monthly excess cashflow attributable to the Group II Interest Remittance Amount with respect to the Class II-A-2 Certificates, to reimburse the Class II-A-2 Insurer for any unreimbursed draws on the policy;

(vii) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(viii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(ix) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(x) to the holders of the Class CE Certificates and Class R Certificates as provided in the Pooling and Servicing Agreement.

All amounts in respect of prepayment charges shall be distributed to the holders of the Class P Certificates and not to the Offered Certificates.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from available funds, without duplication, on such Distribution Date and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated among the Group I and Group II Principal Distribution Amounts based on the amount of principal received in respect of each loan group for such Distribution Date and (v) the amount of any draw on the Policy required to be applied to the Class II-A-2 Certificates for such Distribution Date.

Class I-A Principal Distribution Amount:

The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 51.60% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class II-A Principal Distribution Amount: The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 51.60% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 64.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 79.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.
Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,950,000.

Class I-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	6.263	22.403	41	25-Feb-09	8.584	13.068
2	25-Nov-05	5.799	21.899	42	25-Mar-09	9.430	14.101
3	25-Dec-05	5.867	21.919	43	25-Apr-09	8.578	13.066
4	25-Jan-06	5.804	21.800	44	25-May-09	8.837	13.382
5	25-Feb-06	5.808	21.740	45	25-Jun-09	8.570	13.057
6	25-Mar-06	6.028	21.885	46	25-Jul-09	8.830	13.398
7	25-Apr-06	5.815	21.588	47	25-Aug-09	8.564	13.656
8	25-May-06	5.891	21.569	48	25-Sep-09	8.560	13.656
9	25-Jun-06	5.826	21.399	49	25-Oct-09	8.819	13.988
10	25-Jul-06	5.902	21.369	50	25-Nov-09	8.552	13.643
11	25-Aug-06	5.837	21.200	51	25-Dec-09	8.810	13.974
12	25-Sep-06	5.841	21.101	52	25-Jan-10	8.544	13.649
13	25-Oct-06	5.919	21.078	53	25-Feb-10	8.539	13.704
14	25-Nov-06	5.851	20.910	54	25-Mar-10	9.377	14.797
15	25-Dec-06	5.931	20.891	55	25-Apr-10	8.531	13.696
16	25-Jan-07	5.860	20.722	56	25-May-10	8.788	14.028
17	25-Feb-07	5.864	20.632	57	25-Jun-10	8.522	13.680
18	25-Mar-07	6.121	20.795	58	25-Jul-10	8.781	14.014
19	25-Apr-07	5.872	20.452	59	25-Aug-10	8.518	13.680
20	25-May-07	5.957	20.447	60	25-Sep-10	8.516	13.677
21	25-Jun-07	5.881	20.279	61	25-Oct-10	8.878	11.274
22	25-Jul-07	6.035	20.347	62	25-Nov-10	8.588	10.900
23	25-Aug-07	7.342	21.571	63	25-Dec-10	8.870	11.252
24	25-Sep-07	7.343	21.485	64	25-Jan-11	8.579	10.878
25	25-Oct-07	7.837	12.049	65	25-Feb-11	8.575	10.868
26	25-Nov-07	7.615	11.824	66	25-Mar-11	9.489	12.021
27	25-Dec-07	7.834	12.039	67	25-Apr-11	8.566	10.848
28	25-Jan-08	7.626	11.846	68	25-May-11	8.847	11.198
29	25-Feb-08	8.186	12.608	69	25-Jun-11	8.557	10.826
30	25-Mar-08	8.679	13.112	70	25-Jul-11	8.838	11.176
31	25-Apr-08	8.181	12.593	71	25-Aug-11	8.549	10.806
32	25-May-08	8.418	12.835				
33	25-Jun-08	8.176	12.580				
34	25-Jul-08	8.473	12.914				
35	25-Aug-08	8.502	13.572				
36	25-Sep-08	8.515	13.579				
37	25-Oct-08	8.813	12.513				
38	25-Nov-08	8.546	12.219				
39	25-Dec-08	8.805	12.510				
40	25-Jan-09	8.548	12.263				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR equals 20%, no losses and run at the pricing speed to call.

Class II-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	6.206	22.346	41	25-Feb-09	8.283	12.672
2	25-Nov-05	5.753	21.853	42	25-Mar-09	9.110	13.677
3	25-Dec-05	5.819	21.871	43	25-Apr-09	8.287	12.681
4	25-Jan-06	5.759	21.755	44	25-May-09	8.536	12.983
5	25-Feb-06	5.762	21.697	45	25-Jun-09	8.276	12.669
6	25-Mar-06	5.976	21.837	46	25-Jul-09	8.526	13.075
7	25-Apr-06	5.772	21.548	47	25-Aug-09	8.269	13.258
8	25-May-06	5.842	21.524	48	25-Sep-09	8.263	13.271
9	25-Jun-06	5.779	21.355	49	25-Oct-09	8.511	13.588
10	25-Jul-06	5.852	21.324	50	25-Nov-09	8.252	13.254
11	25-Aug-06	5.786	21.157	51	25-Dec-09	8.499	13.570
12	25-Sep-06	5.789	21.057	52	25-Jan-10	8.241	13.240
13	25-Oct-06	5.866	21.035	53	25-Feb-10	8.235	13.330
14	25-Nov-06	5.797	20.865	54	25-Mar-10	9.038	14.396
15	25-Dec-06	5.875	20.845	55	25-Apr-10	8.223	13.331
16	25-Jan-07	5.804	20.678	56	25-May-10	8.469	13.649
17	25-Feb-07	5.807	20.588	57	25-Jun-10	8.212	13.312
18	25-Mar-07	6.057	20.745	58	25-Jul-10	8.470	13.643
19	25-Apr-07	5.813	20.410	59	25-Aug-10	8.213	13.325
20	25-May-07	5.895	20.400	60	25-Sep-10	8.207	13.318
21	25-Jun-07	5.819	20.233	61	25-Oct-10	8.556	10.899
22	25-Jul-07	6.144	20.471	62	25-Nov-10	8.274	10.535
23	25-Aug-07	7.115	21.365	63	25-Dec-10	8.543	10.873
24	25-Sep-07	7.115	21.278	64	25-Jan-11	8.263	10.513
25	25-Oct-07	7.601	11.838	65	25-Feb-11	8.257	10.501
26	25-Nov-07	7.385	11.617	66	25-Mar-11	9.135	11.611
27	25-Dec-07	7.596	11.824	67	25-Apr-11	8.244	10.475
28	25-Jan-08	7.429	11.725	68	25-May-11	8.513	10.810
29	25-Feb-08	7.889	12.311	69	25-Jun-11	8.232	10.448
30	25-Mar-08	8.361	12.794	70	25-Jul-11	8.500	10.787
31	25-Apr-08	7.882	12.295	71	25-Aug-11	8.220	10.426
32	25-May-08	8.107	12.524				
33	25-Jun-08	7.874	12.278				
34	25-Jul-08	8.108	12.638				
35	25-Aug-08	8.156	13.216				
36	25-Sep-08	8.206	13.260				
37	25-Oct-08	8.492	12.182				
38	25-Nov-08	8.234	11.896				
39	25-Dec-08	8.481	12.175				
40	25-Jan-09	8.228	12.010				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	6.245	22.385	41	25-Feb-09	8.492	12.947
2	25-Nov-05	5.785	21.885	42	25-Mar-09	9.332	13.972
3	25-Dec-05	5.852	21.904	43	25-Apr-09	8.489	12.948
4	25-Jan-06	5.790	21.786	44	25-May-09	8.745	13.260
5	25-Feb-06	5.794	21.727	45	25-Jun-09	8.480	12.939
6	25-Mar-06	6.012	21.870	46	25-Jul-09	8.737	13.299
7	25-Apr-06	5.802	21.576	47	25-Aug-09	8.474	13.534
8	25-May-06	5.876	21.555	48	25-Sep-09	8.469	13.538
9	25-Jun-06	5.812	21.385	49	25-Oct-09	8.725	13.866
10	25-Jul-06	5.887	21.355	50	25-Nov-09	8.460	13.524
11	25-Aug-06	5.821	21.187	51	25-Dec-09	8.715	13.851
12	25-Sep-06	5.825	21.088	52	25-Jan-10	8.451	13.524
13	25-Oct-06	5.903	21.065	53	25-Feb-10	8.446	13.590
14	25-Nov-06	5.835	20.896	54	25-Mar-10	9.273	14.674
15	25-Dec-06	5.914	20.877	55	25-Apr-10	8.437	13.584
16	25-Jan-07	5.843	20.709	56	25-May-10	8.690	13.912
17	25-Feb-07	5.847	20.619	57	25-Jun-10	8.427	13.567
18	25-Mar-07	6.101	20.780	58	25-Jul-10	8.686	13.900
19	25-Apr-07	5.854	20.439	59	25-Aug-10	8.425	13.572
20	25-May-07	5.938	20.432	60	25-Sep-10	8.421	13.567
21	25-Jun-07	5.862	20.265	61	25-Oct-10	8.779	11.159
22	25-Jul-07	6.068	20.385	62	25-Nov-10	8.491	10.788
23	25-Aug-07	7.273	21.508	63	25-Dec-10	8.770	11.136
24	25-Sep-07	7.273	21.422	64	25-Jan-11	8.482	10.766
25	25-Oct-07	7.765	11.984	65	25-Feb-11	8.477	10.756
26	25-Nov-07	7.545	11.761	66	25-Mar-11	9.380	11.896
27	25-Dec-07	7.762	11.974	67	25-Apr-11	8.467	10.733
28	25-Jan-08	7.566	11.809	68	25-May-11	8.745	11.079
29	25-Feb-08	8.096	12.517	69	25-Jun-11	8.458	10.710
30	25-Mar-08	8.582	13.015	70	25-Jul-11	8.735	11.057
31	25-Apr-08	8.090	12.502	71	25-Aug-11	8.448	10.689
32	25-May-08	8.323	12.740				
33	25-Jun-08	8.084	12.488				
34	25-Jul-08	8.362	12.830				
35	25-Aug-08	8.396	13.464				
36	25-Sep-08	8.421	13.482				
37	25-Oct-08	8.715	12.412				
38	25-Nov-08	8.451	12.120				
39	25-Dec-08	8.706	12.408				
40	25-Jan-09	8.450	12.185				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR. 1-Year LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	173	173	41	25-Feb-09	416	397
2	25-Nov-05	168	168	42	25-Mar-09	455	441
3	25-Dec-05	169	169	43	25-Apr-09	417	398
4	25-Jan-06	168	169	44	25-May-09	430	412
5	25-Feb-06	168	169	45	25-Jun-09	418	398
6	25-Mar-06	171	171	46	25-Jul-09	430	412
7	25-Apr-06	168	167	47	25-Aug-09	418	400
8	25-May-06	170	169	48	25-Sep-09	418	400
9	25-Jun-06	168	164	49	25-Oct-09	431	413
10	25-Jul-06	169	168	50	25-Nov-09	418	399
11	25-Aug-06	168	163	51	25-Dec-09	430	412
12	25-Sep-06	168	162	52	25-Jan-10	417	397
13	25-Oct-06	169	167	53	25-Feb-10	417	399
14	25-Nov-06	167	161	54	25-Mar-10	454	440
15	25-Dec-06	169	166	55	25-Apr-10	417	397
16	25-Jan-07	167	160	56	25-May-10	429	410
17	25-Feb-07	166	159	57	25-Jun-10	416	395
18	25-Mar-07	172	169	58	25-Jul-10	430	410
19	25-Apr-07	165	157	59	25-Aug-10	418	399
20	25-May-07	167	163	60	25-Sep-10	419	399
21	25-Jun-07	164	155	61	25-Oct-10	442	410
22	25-Jul-07	177	173	62	25-Nov-10	427	393
23	25-Aug-07	303	299	63	25-Dec-10	442	409
24	25-Sep-07	302	297	64	25-Jan-11	428	393
25	25-Oct-07	340	301	65	25-Feb-11	429	395
26	25-Nov-07	328	287	66	25-Mar-11	472	446
27	25-Dec-07	338	298	67	25-Apr-11	430	395
28	25-Jan-08	328	288	68	25-May-11	445	412
29	25-Feb-08	381	350	69	25-Jun-11	431	396
30	25-Mar-08	403	374	70	25-Jul-11	446	413
31	25-Apr-08	378	347	71	25-Aug-11	432	398
32	25-May-08	388	358				
33	25-Jun-08	375	343				
34	25-Jul-08	389	359				
35	25-Aug-08	405	390				
36	25-Sep-08	406	391				
37	25-Oct-08	421	402				
38	25-Nov-08	402	380				
39	25-Dec-08	420	399				
40	25-Jan-09	410	387				

(1) Assumes 1-month LIBOR at 3.86%, 6-month LIBOR at 4.10%, 1-Year LIBOR at 4.27% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$1,232,021,158		
Number of Loans	6,385		
Average Current Loan Balance	$192,956	$12,211	$839,315
(1) (4) Original Loan-to-Value Ratio	81.53%	11.90%	100.00%
(4) Mortgage Rate	7.1783%	4.8000%	12.5800%
(4) Net Mortgage Rate	6.4378%	3.4105%	12.0605%
(4) (3) Note Margin	6.0443%	2.2500%	10.9000%
(4) (3) Maximum Mortgage Rate	13.3960%	10.8300%	18.1000%
(4) (3) Minimum Mortgage Rate	6.9897%	2.2500%	12.1000%
(4) (3) Term to Next Rate Adjustment (months)	23	2	60
(4) Original Term to Stated Maturity (months)	351	120	360
(4) Age (months)	2	0	14
(4) Remaining Term to Stated Maturity (months)	349	118	360
(4) (2) Credit Score	634	500	809

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	3.83%
	FIXED	11.13%
	FIXED INTEREST ONLY	0.85%
	6 MONTH LIBOR	0.10%
	6 MONTH LIBOR INTEREST ONLY	0.15%
	LIBOR 1/6 ARM	0.18%
	LIBOR 1/6 ARM INTEREST ONLY	0.03%
	LIBOR 2/6 ARM	36.57%
	LIBOR 2/6 ARM INTEREST ONLY	36.36%
	LIBOR 3/6 ARM	4.91%
	LIBOR 3/6 ARM INTEREST ONLY	5.47%
	LIBOR 5/1 ARM	0.02%
	LIBOR 5/1 ARM INTEREST ONLY	0.06%
	LIBOR 5/6 ARM	0.19%
	LIBOR 5/6 ARM INTEREST ONLY	0.17%
Lien	First	96.10%
	Second	3.90%
Property Type	Two- to four- family units	7.53%
	Condominium	7.21%
	Planned Unit Developments (attached)	12.61%
	Single-family detached	72.54%
	Townhouse	0.01%
	Manufactured Home	0.07%
Geographic Distribution	California	46.41%
	Florida	8.58%
	Illinois	6.87%
	Texas	5.30%
Number of States (including DC)		48
Documentation Type	Full/Alternative	46.67%
	Limited	1.84%
	Stated Income	51.49%
Loans with Prepayment Penalties		77.84%
Loans with Interest Only Period		43.08%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 – 519	178	34,502,580	2.80	193,835	75.38
520 – 539	253	46,202,521	3.75	182,619	76.83
540 – 559	310	58,375,711	4.74	188,309	78.90
560 – 579	392	73,533,206	5.97	187,585	80.40
580 – 599	638	121,760,487	9.88	190,847	81.73
600 – 619	736	149,532,230	12.14	203,169	81.96
620 – 639	993	175,004,720	14.20	176,238	82.72
640 – 659	928	179,555,634	14.57	193,487	82.15
660 – 679	741	146,861,214	11.92	198,193	82.51
680 – 699	474	93,148,590	7.56	196,516	81.89
700 – 719	279	58,952,063	4.78	211,298	82.28
720 – 739	198	41,198,467	3.34	208,073	81.80
740 – 759	129	26,476,023	2.15	205,240	82.68
760 – 779	96	18,084,936	1.47	188,385	82.01
780 – 799	35	7,717,583	0.63	220,502	78.52
800 – 819	5	1,115,193	0.09	223,039	89.47
TOTAL:	6,385	1,232,021,158	100.00	192,956	81.53

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	5	1,094,626	0.09	218,925	619	82.71
5.01% - 10.00%	14	2,318,498	0.19	165,607	629	87.21
10.01% - 15.00%	36	4,514,312	0.37	125,398	627	77.06
15.01% - 20.00%	90	13,076,111	1.06	145,290	627	77.47
20.01% - 25.00%	196	27,870,352	2.26	142,196	633	77.41
25.01% - 30.00%	377	60,803,317	4.94	161,282	632	79.71
30.01% - 35.00%	623	103,562,574	8.41	166,232	633	80.30
35.01% - 40.00%	1,072	206,279,471	16.74	192,425	640	81.34
40.01% - 45.00%	1,538	314,053,495	25.49	204,196	638	82.11
45.01% - 50.00%	2,040	410,810,939	33.34	201,378	632	82.43
50.01% - 55.00%	394	87,637,463	7.11	222,430	613	80.38
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	1,815	119,861,900	9.73	66,040	633	85.98
$100,001 - $200,000	2,031	299,059,949	24.27	147,248	623	80.85
$200,001 - $300,000	1,323	326,834,982	26.53	247,041	635	80.20
$300,001 - $400,000	722	250,315,554	20.32	346,697	638	81.46
$400,001 - $500,000	377	168,639,666	13.69	447,320	640	82.20
$500,001 - $600,000	85	46,269,516	3.76	544,347	642	81.84
$600,001 - $700,000	28	18,040,275	1.46	644,296	646	82.04
$700,001 - $800,000	3	2,160,000	0.18	720,000	632	80.00
$800,001 and greater	1	839,315	0.07	839,315	634	70.00
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.0000% - 3.4999%	1	402,234	0.03	402,234	576	85.00
3.5000% - 3.9999%	5	1,364,829	0.11	272,966	706	85.63
4.0000% - 4.4999%	25	6,548,713	0.53	261,949	646	84.71
4.5000% - 4.9999%	166	46,311,108	3.76	278,983	666	82.60
5.0000% - 5.4999%	664	172,692,153	14.02	260,079	657	80.49
5.5000% - 5.9999%	1,013	256,230,657	20.80	252,942	649	80.55
6.0000% - 6.4999%	1,312	297,007,641	24.11	226,378	636	79.76
6.5000% - 6.9999%	866	165,632,471	13.44	191,262	619	80.86
7.0000% - 7.4999%	696	118,512,188	9.62	170,276	603	81.51
7.5000% - 7.9999%	383	54,860,312	4.45	143,238	598	84.14
8.0000% - 8.4999%	320	43,434,835	3.53	135,734	596	85.10
8.5000% - 8.9999%	192	20,268,856	1.65	105,567	596	85.62
9.0000% - 9.4999%	355	24,556,452	1.99	69,173	641	93.90
9.5000% - 9.9999%	153	10,004,089	0.81	65,386	634	93.76
10.0000% - 10.4999%	169	10,256,937	0.83	60,692	632	96.04
10.5000% - 10.9999%	52	3,058,549	0.25	58,818	604	92.07
11.0000% - 11.4999%	8	616,175	0.05	77,022	592	89.69
11.5000% - 11.9999%	3	151,070	0.01	50,357	606	89.43
12.0000% - 12.4999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
4.5000% - 4.9999%	4	1,175,583	0.10	293,896	645	77.20
5.0000% - 5.4999%	66	16,836,303	1.37	255,096	680	76.75
5.5000% - 5.9999%	470	123,345,004	10.01	262,436	667	78.02
6.0000% - 6.4999%	778	203,078,472	16.48	261,026	662	79.07
6.5000% - 6.9999%	1,392	329,301,765	26.73	236,567	639	79.80
7.0000% - 7.4999%	814	163,170,559	13.24	200,455	625	80.98
7.5000% - 7.9999%	880	171,421,828	13.91	194,798	608	83.01
8.0000% - 8.4999%	415	66,860,688	5.43	161,110	599	84.61
8.5000% - 8.9999%	477	68,735,996	5.58	144,101	593	86.44
9.0000% - 9.4999%	239	29,443,265	2.39	123,194	586	87.16
9.5000% - 9.9999%	433	32,354,478	2.63	74,722	633	93.50
10.0000% - 10.4999%	125	8,258,276	0.67	66,066	627	91.36
10.5000% - 10.9999%	214	13,264,709	1.08	61,985	634	96.55
11.0000% - 11.4999%	61	3,518,985	0.29	57,688	601	91.91
11.5000% - 11.9999%	11	868,290	0.07	78,935	611	92.96
12.0000% - 12.4999%	4	275,070	0.02	68,767	564	85.18
12.5000% - 12.9999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

*Original Loan-to-Value Ratios of Total Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	2	328,136	0.03	164,068	714
15.01% - 20.00%	3	194,889	0.02	64,963	545
20.01% - 25.00%	9	692,993	0.06	76,999	633
25.01% - 30.00%	7	681,770	0.06	97,396	580
30.01% - 35.00%	14	1,703,649	0.14	121,689	573
35.01% - 40.00%	19	2,778,507	0.23	146,237	588
40.01% - 45.00%	34	5,278,165	0.43	155,240	604
45.01% - 50.00%	36	5,253,732	0.43	145,937	603
50.01% - 55.00%	46	8,111,203	0.66	176,331	606
55.01% - 60.00%	95	16,007,890	1.30	168,504	609
60.01% - 65.00%	133	27,169,256	2.21	204,280	603
65.01% - 70.00%	212	42,203,527	3.43	199,073	600
70.01% - 75.00%	314	66,502,353	5.40	211,791	601
75.01% - 80.00%	2,917	632,008,775	51.30	216,664	650
80.01% - 85.00%	540	118,241,989	9.60	218,967	599
85.01% - 90.00%	677	152,832,628	12.41	225,750	620
90.01% - 95.00%	419	84,018,163	6.82	200,521	630
95.01% - 100.00%	908	68,013,536	5.52	74,905	663
TOTAL:	6,385	1,232,021,158	100.00	192,956	634

*Original Combined Loan-to-Value Ratios of Total Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	2	328,136	0.03	164,068	714
15.01% - 20.00%	3	194,889	0.02	64,963	545
20.01% - 25.00%	9	692,993	0.06	76,999	633
25.01% - 30.00%	7	681,770	0.06	97,396	580
30.01% - 35.00%	14	1,703,649	0.14	121,689	573
35.01% - 40.00%	19	2,778,507	0.23	146,237	588
40.01% - 45.00%	34	5,278,165	0.43	155,240	604
45.01% - 50.00%	35	5,205,802	0.42	148,737	603
50.01% - 55.00%	46	8,111,203	0.66	176,331	606
55.01% - 60.00%	94	15,768,167	1.28	167,746	608
60.01% - 65.00%	131	26,642,475	2.16	203,378	600
65.01% - 70.00%	198	41,234,626	3.35	208,256	600
70.01% - 75.00%	279	61,797,154	5.02	221,495	598
75.01% - 80.00%	739	148,818,887	12.08	201,379	610
80.01% - 85.00%	508	114,411,804	9.29	225,220	599
85.01% - 90.00%	672	157,072,666	12.75	233,739	622
90.01% - 95.00%	524	108,376,579	8.80	206,826	637
95.01% - 100.00%	3,071	532,923,688	43.26	173,534	661
TOTAL:	6,385	1,232,021,158	100.00	192,956	634

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	2,184	571,829,608	46.41	261,827	641	80.48
Florida	639	105,744,275	8.58	165,484	633	81.86
Illinois	485	84,625,075	6.87	174,485	632	83.90
Texas	635	65,357,404	5.30	102,925	624	81.44
Other(1)	2,442	404,464,796	32.83	165,628	624	82.44
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	2,659	562,458,408	45.65	211,530	611	79.73
Purchase	3,449	621,780,953	50.47	180,279	655	83.17
Rate/Term Refinance	277	47,781,797	3.88	172,497	612	81.46
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	3,143	574,922,984	46.67	182,922	620	81.37
Limited	96	22,682,727	1.84	236,278	629	82.12
Stated Income	3,146	634,415,446	51.49	201,658	646	81.65
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	345	56,338,443	4.57	163,300	649	81.68
Primary Residence	6,005	1,167,753,982	94.78	194,464	633	81.51
Second/Vacation	35	7,928,733	0.64	226,535	652	83.24
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	380	92,817,474	7.53	244,257	649	81.62
Condominium	486	88,883,578	7.21	182,888	648	82.07
Manufactured Home	7	905,190	0.07	129,313	624	79.06
Planned Unit Developments (attached)	774	155,375,385	12.61	200,743	631	82.81
Single-family detached	4,737	893,913,168	72.56	188,709	631	81.25
Townhouse	1	126,363	0.01	126,363	619	92.00
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	1,649	273,037,351	22.16	165,578	630	82.57
6 Months	2	201,972	0.02	100,986	597	83.55
12 Months	235	61,261,710	4.97	260,688	635	80.58
24 Months	3,399	704,251,917	57.16	207,194	634	82.12
36 Months	1,069	188,992,134	15.34	176,793	637	78.31
60 Months	31	4,276,074	0.35	137,938	629	73.97
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Not Interest Only	4,445	701,261,745	56.92	157,764	620	81.56
24 Months	1,046	298,344,551	24.22	285,224	655	81.05
36 Months	162	34,336,104	2.79	211,951	639	80.62
60 Months	689	185,474,011	15.05	269,193	649	82.43
120 Months	43	12,604,746	1.02	293,134	679	80.19
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

Mortgage Insurance Coverage of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**5,595**	**1,184,032,691**	**96.10**	**211,623**	**632**	**80.79**
LTV > 80 with MI	1,495	312,942,111	25.40	209,326	614	88.91
LTV > 80 w/out MI	259	62,175,737	5.05	240,061	631	93.43
LTV < 80	3,841	808,914,843	65.66	210,600	639	76.68
Second Lien	**790**	**47,988,466**	**3.90**	**60,745**	**672**	**99.74**
LTV < 80	790	47,988,466	3.90	60,745	672	99.74
TOTAL:	6,385	1,232,021,158	100.00	192,956	634	81.53

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$530,759,413		
Number of Loans	1,940		
Average Current Loan Balance	$273,587	$48,384	$720,000
(1) Original Loan-to-Value Ratio	81.49%	32.12%	100.00%
(4) Mortgage Rate	6.7518%	4.8300%	11.2000%
(4) Net Mortgage Rate	6.0520%	3.8005%	10.6805%
(4) (3) Note Margin	5.9014%	2.2500%	10.2000%
(4) (3) Maximum Mortgage Rate	13.3001%	10.8300%	17.2000%
(4) (3) Minimum Mortgage Rate	6.6957%	2.2500%	11.2000%
(4) (3) Term to Next Rate Adjustment (months)	23	4	59
(4) Original Term to Stated Maturity (months)	360	360	360
(4) Age (months)	2	0	11
(4) Remaining Term to Stated Maturity (months)	358	349	360
(4) (2) Credit Score	652	513	804

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	1.98%
	6 MONTH LIBOR INTEREST ONLY	0.34%
	LIBOR 1/6 ARM INTEREST ONLY	0.07%
	LIBOR 2/6 ARM INTEREST ONLY	84.39%
	LIBOR 3/6 ARM INTEREST ONLY	12.69%
	LIBOR 5/1 ARM INTEREST ONLY	0.13%
	LIBOR 5/6 ARM INTEREST ONLY	0.39%
Lien	First	100.00%
Property Type	Two- to four- family units	4.93%
	Condominium	9.70%
	Planned Unit Developments (attached)	13.70%
	Single-family detached	71.67%
Geographic Distribution	California	65.60%
	Florida	5.40%
Number of States (including DC)		38
Documentation Type	Full/Alternative	41.95%
	Limited	1.68%
	Stated Income	56.37%
Loans with Prepayment Penalties		86.18%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 – 519	1	310,000	0.06	310,000	33.26
520 – 539	3	533,000	0.10	177,667	83.34
540 - 559	11	3,201,180	0.60	291,016	81.64
560 - 579	75	18,479,217	3.48	246,390	83.19
580 - 599	181	48,294,573	9.10	266,821	82.64
600 - 619	252	67,910,541	12.79	269,486	82.65
620 - 639	318	82,838,524	15.61	260,499	82.25
640 - 659	334	91,747,032	17.29	274,692	81.41
660 - 679	290	82,795,690	15.60	285,502	80.56
680 - 699	185	52,091,049	9.81	281,573	80.17
700 - 719	107	31,112,815	5.86	290,774	80.68
720 - 739	72	20,172,403	3.80	280,172	80.70
740 - 759	57	16,254,839	3.06	285,173	81.27
760 - 779	42	11,092,098	2.09	264,098	79.87
780 - 799	11	3,568,853	0.67	324,441	81.10
800 - 819	1	357,600	0.07	357,600	80.00
TOTAL:	1,940	530,759,413	100.00	273,587	81.49

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	1	172,500	0.03	172,500	648	73.40
5.01% - 10.00%	1	163,524	0.03	163,524	610	62.89
10.01% - 15.00%	8	1,479,652	0.28	184,956	658	69.36
15.01% - 20.00%	14	2,807,399	0.53	200,529	644	75.00
20.01% - 25.00%	36	8,375,429	1.58	232,651	662	79.43
25.01% - 30.00%	91	21,028,949	3.96	231,087	659	81.04
30.01% - 35.00%	147	37,441,809	7.05	254,706	653	80.80
35.01% - 40.00%	353	95,330,975	17.96	270,059	654	81.24
40.01% - 45.00%	565	160,974,615	30.33	284,911	654	81.46
45.01% - 50.00%	626	174,365,845	32.85	278,540	650	82.09
50.01% - 55.00%	98	28,618,715	5.39	292,028	639	81.95
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	77	6,482,760	1.22	84,192	635	80.87
$100,001 - $200,000	527	81,648,957	15.38	154,932	645	80.81
$200,001 - $300,000	630	157,612,831	29.70	250,179	655	80.56
$300,001 - $400,000	404	140,695,630	26.51	348,257	654	81.85
$400,001 - $500,000	224	99,951,531	18.83	446,212	655	82.51
$500,001 - $600,000	60	32,609,140	6.14	543,486	647	82.80
$600,001 - $700,000	16	10,318,564	1.94	644,910	651	83.30
$700,001 - $800,000	2	1,440,000	0.27	720,000	635	75.00
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.5000% - 3.9999%	2	509,675	0.10	254,837	693	85.00
4.0000% - 4.4999%	11	3,136,608	0.59	285,146	655	83.54
4.5000% - 4.9999%	76	23,498,499	4.43	309,191	666	83.00
5.0000% - 5.4999%	322	95,949,184	18.08	297,979	665	81.26
5.5000% - 5.9999%	505	147,145,988	27.72	291,378	660	80.70
6.0000% - 6.4999%	561	152,447,402	28.72	271,742	648	80.33
6.5000% - 6.9999%	250	58,914,467	11.10	235,658	638	82.44
7.0000% - 7.4999%	126	30,088,851	5.67	238,800	634	83.41
7.5000% - 7.9999%	44	10,754,672	2.03	244,424	622	87.65
8.0000% - 8.4999%	30	6,260,370	1.18	208,679	613	92.21
8.5000% - 8.9999%	9	1,332,091	0.25	148,010	602	90.78
9.0000% - 9.4999%	3	654,250	0.12	218,083	601	95.68
10.5000% - 10.9999%	1	67,355	0.01	67,355	681	95.00
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
4.5000% - 4.9999%	2	598,914	0.11	299,457	721	75.51
5.0000% - 5.4999%	32	9,073,525	1.71	283,548	683	78.47
5.5000% - 5.9999%	240	70,827,715	13.34	295,115	673	79.30
6.0000% - 6.4999%	427	126,630,825	23.86	296,559	668	79.93
6.5000% - 6.9999%	641	175,949,356	33.15	274,492	649	80.70
7.0000% - 7.4999%	262	62,566,423	11.79	238,803	639	82.17
7.5000% - 7.9999%	199	53,478,536	10.08	268,736	628	85.44
8.0000% - 8.4999%	65	16,854,786	3.18	259,304	622	87.84
8.5000% - 8.9999%	45	10,086,323	1.90	224,141	611	91.57
9.0000% - 9.4999%	18	3,141,412	0.59	174,523	603	93.26
9.5000% - 9.9999%	7	1,435,860	0.27	205,123	589	95.53
10.0000% - 10.4999%	1	48,384	0.01	48,384	569	85.00
11.0000% - 11.4999%	1	67,355	0.01	67,355	681	95.00
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

*Original Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
30.01% - 35.00%	2	469,000	0.09	234,500	544
35.01% - 40.00%	1	200,000	0.04	200,000	604
40.01% - 45.00%	2	241,000	0.05	120,500	606
45.01% - 50.00%	5	952,500	0.18	190,500	658
50.01% - 55.00%	6	1,322,773	0.25	220,462	629
55.01% - 60.00%	14	3,438,549	0.65	245,611	628
60.01% - 65.00%	25	5,835,686	1.10	233,427	628
65.01% - 70.00%	39	10,242,272	1.93	262,622	628
70.01% - 75.00%	48	13,639,823	2.57	284,163	638
75.01% - 80.00%	1,351	360,781,201	67.97	267,048	663
80.01% - 85.00%	125	38,439,397	7.24	307,515	631
85.01% - 90.00%	179	55,633,275	10.48	310,800	626
90.01% - 95.00%	112	34,432,176	6.49	307,430	630
95.01% - 100.00%	31	5,131,762	0.97	165,541	634
TOTAL:	1,940	530,759,413	100.00	273,587	652

*Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
30.01% - 35.00%	2	469,000	0.09	234,500	544
35.01% - 40.00%	1	200,000	0.04	200,000	604
40.01% - 45.00%	2	241,000	0.05	120,500	606
45.01% - 50.00%	5	952,500	0.18	190,500	658
50.01% - 55.00%	6	1,322,773	0.25	220,462	629
55.01% - 60.00%	14	3,438,549	0.65	245,611	628
60.01% - 65.00%	24	5,671,786	1.07	236,324	629
65.01% - 70.00%	39	10,242,272	1.93	262,622	628
70.01% - 75.00%	43	12,086,015	2.28	281,070	634
75.01% - 80.00%	149	43,617,019	8.22	292,732	633
80.01% - 85.00%	122	37,707,599	7.10	309,079	630
85.01% - 90.00%	193	60,495,654	11.40	313,449	630
90.01% - 95.00%	165	50,016,208	9.42	303,129	641
95.01% - 100.00%	1,175	304,299,038	57.33	258,978	666
TOTAL:	1,940	530,759,413	100.00	273,587	652

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	1,100	348,155,353	65.60	316,505	656	80.90
Florida	130	28,654,621	5.40	220,420	651	82.47
Other[1]	710	153,949,439	29.03	216,830	643	82.63
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	668	192,958,564	36.36	288,860	631	82.03
Purchase	1,221	326,383,625	61.49	267,308	665	81.10
Rate/Term Refinance	51	11,417,224	2.15	223,867	640	83.10
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	851	222,659,287	41.95	261,644	638	81.95
Limited	29	8,935,001	1.68	308,103	656	84.30
Stated Income	1,060	299,165,124	56.37	282,231	662	81.06
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	51	12,062,430	2.27	236,518	668	79.80
Primary Residence	1,881	516,195,133	97.26	274,426	652	81.53
Second/Vacation	8	2,501,850	0.47	312,731	666	79.84
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	82	26,187,618	4.93	319,361	661	80.23
Condominium	212	51,462,107	9.70	242,746	662	81.01
Planned Unit Developments (attached)	275	72,731,744	13.70	264,479	645	82.38
Single-family detached	1,371	380,377,945	71.67	277,446	652	81.46
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	288	73,384,762	13.83	254,808	651	82.44
12 Months	72	24,300,420	4.58	337,506	650	81.48
24 Months	1,310	369,064,154	69.54	281,728	654	81.40
36 Months	266	63,476,126	11.96	238,632	645	80.94
60 Months	4	533,950	0.10	133,488	645	72.64
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
24 Months	1,046	298,344,551	56.21	285,224	655	81.05
36 Months	162	34,336,104	6.47	211,951	639	80.62
60 Months	689	185,474,011	34.95	269,193	649	82.43
120 Months	43	12,604,746	2.37	293,134	679	80.19
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

Mortgage Insurance Coverage of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**1,940**	**530,759,413**	**100.00**	**273,587**	**652**	**81.49**
LTV > 80 with MI	373	109,982,768	20.72	294,860	627	88.92
LTV > 80 w/out MI	74	23,653,842	4.46	319,647	638	93.62
LTV < 80	1,493	397,122,803	74.82	265,990	660	78.70
TOTAL:	1,940	530,759,413	100.00	273,587	652	81.49

DESCRIPTION OF THE COLLATERAL

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$857,013,238		
Number of Loans	4,069		
Average Current Loan Balance	$210,620	$14,995	$839,315
(1) Original Loan-to-Value Ratio	82.08%	13.07%	100.00%
(4) Mortgage Rate	7.1690%	4.8000%	12.5800%
(4) Net Mortgage Rate	6.4520%	3.4105%	12.0605%
(4) (3) Note Margin	6.0469%	2.2500%	10.9000%
(4) (3) Maximum Mortgage Rate	13.3795%	10.8300%	18.1000%
(4) (3) Minimum Mortgage Rate	6.9584%	2.2500%	12.1000%
(4) (3) Term to Next Rate Adjustment (months)	23	4	60
(4) Original Term to Stated Maturity (months)	350	120	360
(4) Age (months)	2	0	14
(4) Remaining Term to Stated Maturity (months)	348	118	360
(4) (2) Credit Score	636	500	805

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	4.75%
	FIXED	9.45%
	FIXED INTEREST ONLY	1.02%
	6M LIBOR ARM	0.07%
	6M LIBOR ARM INTEREST ONLY	0.07%
	LIBOR 1/6 ARM	0.12%
	LIBOR 1/6 ARM INTEREST ONLY	0.04%
	LIBOR 2/6 ARM	33.29%
	LIBOR 2/6 ARM INTEREST ONLY	41.44%
	LIBOR 3/6 ARM	4.08%
	LIBOR 3/6 ARM INTEREST ONLY	5.31%
	LIBOR 5/1 ARM	0.03%
	LIBOR 5/1 ARM INTEREST ONLY	0.08%
	LIBOR 5/6 ARM	0.16%
	LIBOR 5/6 ARM INTEREST ONLY	0.11%
Lien	First	95.17%
	Second	4.83%
Property Type	Two- to four- family units	6.48%
	Condominium	7.33%
	Planned Unit Developments (attached)	13.52%
	Single-family detached	72.59%
	Townhouse	0.01%
	Manufactured Home	0.06%
Geographic Distribution	California	49.94%
	Florida	8.49%
	Illinois	5.87%
Number of States (including DC)		46
Documentation Type	Full/Alternative	46.45%
	Limited	1.97%
	Stated Income	51.57%
Loans with Prepayment Penalties		79.40%
Loans with Interest Only Period		48.07%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 – 519	107	20,706,345	2.42	193,517	75.45
520 – 539	168	30,279,558	3.53	180,235	78.19
540 – 559	203	38,203,334	4.46	188,194	80.10
560 – 579	268	50,737,127	5.92	189,318	81.11
580 – 599	366	76,829,178	8.96	209,916	82.99
600 – 619	430	95,872,470	11.19	222,959	82.50
620 – 639	638	124,236,984	14.50	194,729	82.98
640 – 659	608	130,978,113	15.28	215,425	82.53
660 – 679	492	108,400,292	12.65	220,326	82.77
680 – 699	312	68,932,177	8.04	220,936	82.21
700 – 719	174	42,175,428	4.92	242,388	82.88
720 – 739	125	29,689,556	3.46	237,516	82.33
740 – 759	79	18,747,543	2.19	237,311	82.33
760 – 779	67	13,893,514	1.62	207,366	82.25
780 – 799	29	6,638,358	0.77	228,909	77.21
800 – 819	3	693,261	0.08	231,087	86.13
TOTAL:	4,069	857,013,238	100.00	210,620	82.08

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	3	821,209	0.10	273,736	603	80.28
5.01% - 10.00%	8	1,483,013	0.17	185,377	611	88.79
10.01% - 15.00%	21	2,691,077	0.31	128,147	619	77.06
15.01% - 20.00%	55	7,664,726	0.89	139,359	631	76.31
20.01% - 25.00%	109	16,650,871	1.94	152,760	629	78.42
25.01% - 30.00%	239	40,400,690	4.71	169,041	633	80.87
30.01% - 35.00%	390	70,363,982	8.21	180,420	634	80.83
35.01% - 40.00%	688	143,687,929	16.77	208,849	643	82.06
40.01% - 45.00%	1,016	229,543,493	26.78	225,929	642	82.49
45.01% - 50.00%	1,299	286,541,985	33.43	220,587	635	82.89
50.01% - 55.00%	241	57,164,264	6.67	237,196	615	80.85
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	1,118	75,190,029	8.77	67,254	631	87.84
$100,001 - $200,000	1,131	166,591,178	19.44	147,295	620	82.22
$200,001 - $300,000	806	198,943,074	23.21	246,828	641	80.94
$300,001 - $400,000	545	191,668,227	22.36	351,685	643	81.04
$400,001 - $500,000	355	159,015,969	18.55	447,932	640	82.09
$500,001 - $600,000	82	44,565,170	5.20	543,478	642	81.75
$600,001 - $700,000	28	18,040,275	2.11	644,296	646	82.04
$700,001 - $800,000	3	2,160,000	0.25	720,000	632	80.00
$800,001 and greater	1	839,315	0.10	839,315	634	70.00
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.0000% - 3.4999%	1	402,234	0.05	402,234	576	85.00
3.5000% - 3.9999%	3	893,480	0.10	297,827	692	85.96
4.0000% - 4.4999%	14	3,804,810	0.44	271,772	661	83.88
4.5000% - 4.9999%	96	29,496,981	3.44	307,260	670	83.01
5.0000% - 5.4999%	403	118,547,847	13.83	294,163	660	80.74
5.5000% - 5.9999%	681	192,168,396	22.42	282,186	653	80.45
6.0000% - 6.4999%	821	210,017,406	24.51	255,807	637	80.24
6.5000% - 6.9999%	487	104,398,249	12.18	214,370	621	80.97
7.0000% - 7.4999%	369	71,798,966	8.38	194,577	599	82.79
7.5000% - 7.9999%	249	36,818,556	4.30	147,866	604	86.38
8.0000% - 8.4999%	238	32,180,458	3.75	135,212	601	86.57
8.5000% - 8.9999%	155	16,260,270	1.90	104,905	598	86.35
9.0000% - 9.4999%	280	21,219,353	2.48	75,783	641	94.21
9.5000% - 9.9999%	118	8,436,071	0.98	71,492	635	95.63
10.0000% - 10.4999%	115	7,981,610	0.93	69,405	636	97.05
10.5000% - 10.9999%	30	1,966,372	0.23	65,546	609	92.96
11.0000% - 11.4999%	5	401,211	0.05	80,242	606	90.35
11.5000% - 11.9999%	2	109,082	0.01	54,541	574	87.85
12.0000% - 12.4999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
4.5000% - 4.9999%	4	1,175,583	0.14	293,896	645	77.20
5.0000% - 5.4999%	40	10,946,603	1.28	273,665	684	78.94
5.5000% - 5.9999%	300	88,506,911	10.33	295,023	671	78.85
6.0000% - 6.4999%	544	157,266,977	18.35	289,094	665	79.26
6.5000% - 6.9999%	876	232,813,894	27.17	265,769	641	80.12
7.0000% - 7.4999%	460	104,943,982	12.25	228,139	626	81.12
7.5000% - 7.9999%	443	98,935,528	11.54	223,331	604	83.81
8.0000% - 8.4999%	236	40,001,119	4.67	169,496	604	85.54
8.5000% - 8.9999%	334	49,716,679	5.80	148,852	595	87.84
9.0000% - 9.4999%	190	23,914,139	2.79	125,864	585	87.69
9.5000% - 9.9999%	352	28,285,961	3.30	80,358	633	93.77
10.0000% - 10.4999%	95	6,812,625	0.79	71,712	627	93.70
10.5000% - 10.9999%	147	10,414,572	1.22	70,847	638	97.49
11.0000% - 11.4999%	35	2,280,370	0.27	65,153	600	92.15
11.5000% - 11.9999%	9	777,327	0.09	86,370	608	92.14
12.0000% - 12.4999%	2	109,082	0.01	54,541	574	87.85
12.5000% - 12.9999%	2	111,888	0.01	55,944	514	73.90
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

*Original Loan-to-Value Ratios of Group I Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	78,136	0.01	78,136	642
15.01% - 20.00%	1	35,000	0.00	35,000	565
20.01% - 25.00%	6	528,184	0.06	88,031	619
25.01% - 30.00%	3	344,369	0.04	114,790	530
30.01% - 35.00%	6	792,077	0.09	132,013	553
35.01% - 40.00%	9	1,350,199	0.16	150,022	585
40.01% - 45.00%	18	2,795,935	0.33	155,330	607
45.01% - 50.00%	12	1,610,218	0.19	134,185	565
50.01% - 55.00%	22	3,972,510	0.46	180,569	626
55.01% - 60.00%	47	7,506,791	0.88	159,719	603
60.01% - 65.00%	68	14,823,081	1.73	217,986	598
65.01% - 70.00%	103	21,914,581	2.56	212,763	596
70.01% - 75.00%	171	39,648,621	4.63	231,863	594
75.01% - 80.00%	1,961	480,765,876	56.10	245,164	653
80.01% - 85.00%	310	71,788,108	8.38	231,575	594
85.01% - 90.00%	394	97,096,814	11.33	246,439	616
90.01% - 95.00%	274	58,501,753	6.83	213,510	625
95.01% - 100.00%	663	53,460,987	6.24	80,635	662
TOTAL:	4,069	857,013,238	100.00	210,620	636

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	78,136	0.01	78,136	642
15.01% - 20.00%	1	35,000	0.00	35,000	565
20.01% - 25.00%	6	528,184	0.06	88,031	619
25.01% - 30.00%	3	344,369	0.04	114,790	530
30.01% - 35.00%	6	792,077	0.09	132,013	553
35.01% - 40.00%	9	1,350,199	0.16	150,022	585
40.01% - 45.00%	18	2,795,935	0.33	155,330	607
45.01% - 50.00%	12	1,610,218	0.19	134,185	565
50.01% - 55.00%	22	3,972,510	0.46	180,569	626
55.01% - 60.00%	47	7,506,791	0.88	159,719	603
60.01% - 65.00%	67	14,460,200	1.69	215,824	594
65.01% - 70.00%	94	21,469,248	2.51	228,396	595
70.01% - 75.00%	155	36,673,580	4.28	236,604	591
75.01% - 80.00%	402	90,353,510	10.54	224,760	609
80.01% - 85.00%	289	69,161,703	8.07	239,314	594
85.01% - 90.00%	391	100,513,799	11.73	257,069	618
90.01% - 95.00%	341	75,520,548	8.81	221,468	633
95.01% - 100.00%	2,205	429,847,232	50.16	194,942	663
TOTAL:	4,069	857,013,238	100.00	210,620	636

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	1,570	428,009,006	49.94	272,617	649	81.55
Florida	408	72,796,806	8.49	178,424	631	82.29
Illinois	272	50,271,287	5.87	184,821	629	84.15
Other[(1)]	1,819	305,936,139	35.74	168,189	621	82.45
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

[1)] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	1,380	313,687,339	36.60	227,310	607	80.29
Purchase	2,555	518,184,331	60.46	202,812	656	83.15
Rate/Term Refinance	134	25,141,569	2.93	187,624	598	82.49
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	2,009	398,116,273	46.45	198,166	619	81.74
Limited	63	16,901,274	1.97	268,274	635	82.48
Stated Income	1,997	441,995,692	51.57	221,330	652	82.38
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	139	22,375,025	2.61	160,971	634	82.67
Primary Residence	3,911	829,735,829	96.82	212,154	636	82.07
Second/Vacation	19	4,902,384	0.57	258,020	647	82.36
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	225	55,548,792	6.48	246,884	652	82.36
Condominium	319	62,801,579	7.33	196,870	652	82.36
Manufactured Home	4	512,525	0.06	128,131	606	79.82
Planned Unit Developments (attached)	527	115,890,590	13.52	219,906	633	83.02
Single-family detached	2,993	622,133,391	72.59	207,863	634	81.86
Townhouse	1	126,363	0.01	126,363	619	92.00
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	956	176,540,615	20.60	184,666	629	82.85
6 Months	1	71,771	0.01	71,771	557	90.00
12 Months	173	48,418,989	5.65	279,879	634	81.27
24 Months	2,279	507,900,278	59.26	222,861	640	82.74
36 Months	629	119,805,511	13.98	190,470	635	78.79
60 Months	31	4,276,074	0.50	137,938	629	73.97
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Interest Only Terms of Group I Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio (1)
Not Interest Only	2,683	445,146,387	51.94	165,914	619	82.55
24 Months	763	234,353,835	27.35	307,148	660	81.22
36 Months	88	21,298,518	2.49	242,029	639	80.38
60 Months	511	147,457,217	17.21	288,566	649	82.42
120 Months	24	8,757,282	1.02	364,887	679	80.13
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

Mortgage Insurance Coverage of Group I Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**3,467**	**815,653,627**	**95.17**	**235,262**	**635**	**81.19**
LTV > 80 with MI	863	194,481,030	22.69	225,355	608	89.06
LTV > 80 w/out MI	176	45,007,020	5.25	255,722	629	93.15
LTV < or equal to 80	2,428	576,165,577	67.23	237,300	644	77.60
Second Lien	**602**	**41,359,612**	**4.83**	**68,704**	**673**	**99.74**
LTV < 80	602	41,359,612	4.83	68,704	673	99.74
TOTAL:	4,069	857,013,238	100.00	210,620	636	82.08

DESCRIPTION OF THE COLLATERAL

GROUP II MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$375,007,919		
Number of Loans	2,316		
Average Current Loan Balance	$161,921	$12,211	$591,438
(1) Original Loan-to-Value Ratio	80.26%	11.90%	100.00%
(4) Mortgage Rate	7.1996%	5.0250%	12.1250%
(4) Net Mortgage Rate	6.4052%	3.6355%	11.6055%
(4) (3) Note Margin	6.0383%	2.2500%	7.9900%
(4) (3) Maximum Mortgage Rate	13.4348%	11.1500%	18.0000%
(4) (3) Minimum Mortgage Rate	7.0630%	2.2500%	12.0000%
(4) (3) Term to Next Rate Adjustment (months)	24	2	59
(4) Original Term to Stated Maturity (months)	355	120	360
(4) Age (months)	2	0	12
(4) Remaining Term to Stated Maturity (months)	353	119	360
(4) (2) Credit Score	627	500	809

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only. (4) Weighted average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	1.71%
	FIXED	14.97%
	FIXED INTEREST ONLY	0.48%
	6 MONTH LIBOR	0.17%
	6 MONTH LIBOR INTEREST ONLY	0.34%
	LIBOR 1/6 ARM	0.33%
	LIBOR 2/6 ARM	44.06%
	LIBOR 2/6 ARM INTEREST ONLY	24.74%
	LIBOR 3/6 ARM	6.79%
	LIBOR 3/6 ARM INTEREST ONLY	5.84%
	LIBOR 5/6 ARM	0.26%
	LIBOR 5/6 ARM INTEREST ONLY	0.31%
Lien	First	98.23%
	Second	1.77%
Property Type	Two- to four- family units	9.94%
	Condominium	6.96%
	Planned Unit Developments (attached)	10.53%
	Single-family detached	72.47%
	Manufactured Home	0.10%
Geographic Distribution	California	38.35%
	Illinois	9.16%
	Florida	8.79%
	Texas	6.26%
Number of States (including DC)		46
Documentation Type	Full/Alternative	47.15%
	Limited	1.54%
	Stated Income	51.31%
Loans with Prepayment Penalties		74.26%
Loans with Interest Only Period		31.71%

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio (1)
500 - 519	71	13,796,235	3.68	194,313	75.29
520 - 539	85	15,922,963	4.25	187,329	74.24
540 - 559	107	20,172,377	5.38	188,527	76.63
560 - 579	124	22,796,079	6.08	183,839	78.84
580 - 599	272	44,931,309	11.98	165,189	79.57
600 - 619	306	53,659,759	14.31	175,359	81.01
620 - 639	355	50,767,736	13.54	143,008	82.09
640 - 659	320	48,577,522	12.95	151,805	81.10
660 - 679	249	38,460,922	10.26	154,462	81.76
680 - 699	162	24,216,413	6.46	149,484	80.99
700 - 719	105	16,776,635	4.47	159,777	80.77
720 - 739	73	11,508,911	3.07	157,656	80.43
740 - 759	50	7,728,480	2.06	154,570	83.52
760 - 779	29	4,191,422	1.12	144,532	81.19
780 - 799	6	1,079,225	0.29	179,871	86.61
800 - 819	2	421,932	0.11	210,966	94.95
TOTAL:	2,316	375,007,919	100.00	161,921	80.26

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
0.01% - 5.00%	2	273,417	0.07	136,709	668	90.00
5.01% - 10.00%	6	835,485	0.22	139,248	660	84.39
10.01% - 15.00%	15	1,823,234	0.49	121,549	639	77.05
15.01% - 20.00%	35	5,411,385	1.44	154,611	622	79.12
20.01% - 25.00%	87	11,219,482	2.99	128,960	639	75.91
25.01% - 30.00%	138	20,402,627	5.44	147,845	630	77.42
30.01% - 35.00%	233	33,198,591	8.85	142,483	631	79.19
35.01% - 40.00%	384	62,591,542	16.69	162,999	633	79.70
40.01% - 45.00%	522	84,510,002	22.54	161,897	629	81.10
45.01% - 50.00%	741	124,268,954	33.14	167,704	625	81.36
50.01% - 55.00%	153	30,473,199	8.13	199,171	608	79.50
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
$1 - $100,000	697	44,671,871	11.91	64,092	636	82.86
$100,001 - $200,000	900	132,468,771	35.32	147,188	628	79.11
$200,001 - $300,000	517	127,891,908	34.10	247,373	625	79.04
$300,001 - $400,000	177	58,647,327	15.64	331,341	618	82.85
$400,001 - $500,000	22	9,623,697	2.57	437,441	637	83.97
$500,001 - $600,000	3	1,704,346	0.45	568,115	661	84.21
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
3.5000% - 3.9999%	2	471,349	0.13	235,674	733	85.00
4.0000% - 4.4999%	11	2,743,904	0.73	249,446	626	85.85
4.5000% - 4.9999%	70	16,814,127	4.48	240,202	659	81.89
5.0000% - 5.4999%	261	54,144,306	14.44	207,449	650	79.94
5.5000% - 5.9999%	332	64,062,261	17.08	192,959	638	80.82
6.0000% - 6.4999%	491	86,990,235	23.20	177,170	633	78.61
6.5000% - 6.9999%	379	61,234,221	16.33	161,568	615	80.68
7.0000% - 7.4999%	327	46,713,222	12.46	142,854	608	79.54
7.5000% - 7.9999%	134	18,041,757	4.81	134,640	587	79.55
8.0000% - 8.4999%	82	11,254,377	3.00	137,249	581	80.90
8.5000% - 8.9999%	37	4,008,586	1.07	108,340	586	82.64
9.0000% - 9.4999%	75	3,337,099	0.89	44,495	637	91.91
9.5000% - 9.9999%	35	1,568,019	0.42	44,801	629	83.67
10.0000% - 10.4999%	54	2,275,328	0.61	42,136	620	92.51
10.5000% - 10.9999%	22	1,092,177	0.29	49,644	595	90.45
11.0000% - 11.4999%	3	214,964	0.06	71,655	565	88.46
11.5000% - 11.9999%	1	41,988	0.01	41,988	688	93.55
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
5.0000% - 5.4999%	26	5,889,700	1.57	226,527	672	72.68
5.5000% - 5.9999%	170	34,838,094	9.29	204,930	655	75.92
6.0000% - 6.4999%	234	45,811,494	12.22	195,776	653	78.42
6.5000% - 6.9999%	516	96,487,870	25.73	186,992	635	79.03
7.0000% - 7.4999%	354	58,226,577	15.53	164,482	624	80.74
7.5000% - 7.9999%	437	72,486,300	19.33	165,873	612	81.92
8.0000% - 8.4999%	179	26,859,569	7.16	150,053	592	83.23
8.5000% - 8.9999%	143	19,019,316	5.07	133,002	588	82.76
9.0000% - 9.4999%	49	5,529,126	1.47	112,839	587	84.87
9.5000% - 9.9999%	81	4,068,517	1.08	50,229	631	91.61
10.0000% - 10.4999%	30	1,445,651	0.39	48,188	623	80.33
10.5000% - 10.9999%	67	2,850,137	0.76	42,539	619	93.11
11.0000% - 11.4999%	26	1,238,615	0.33	47,639	602	91.47
11.5000% - 11.9999%	2	90,964	0.02	45,482	637	100.00
12.0000% - 12.4999%	2	165,988	0.04	82,994	557	83.43
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

*Original Loan-to-Value Ratios of Group II Mortgage Loans

*(Ratio groupings below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	250,000	0.07	250,000	736
15.01% - 20.00%	2	159,889	0.04	79,944	541
20.01% - 25.00%	3	164,809	0.04	54,936	676
25.01% - 30.00%	4	337,400	0.09	84,350	632
30.01% - 35.00%	8	911,572	0.24	113,946	591
35.01% - 40.00%	10	1,428,307	0.38	142,831	591
40.01% - 45.00%	16	2,482,231	0.66	155,139	601
45.01% - 50.00%	24	3,643,514	0.97	151,813	620
50.01% - 55.00%	24	4,138,693	1.10	172,446	587
55.01% - 60.00%	48	8,501,100	2.27	177,106	614
60.01% - 65.00%	65	12,346,175	3.29	189,941	608
65.01% - 70.00%	109	20,288,946	5.41	186,137	605
70.01% - 75.00%	143	26,853,732	7.16	187,788	611
75.01% - 80.00%	956	151,242,899	40.33	158,204	637
80.01% - 85.00%	230	46,453,881	12.39	201,973	606
85.01% - 90.00%	283	55,735,814	14.86	196,946	628
90.01% - 95.00%	145	25,516,410	6.80	175,975	641
95.01% - 100.00%	245	14,552,549	3.88	59,398	667
TOTAL:	2,316	375,007,919	100.00	161,921	627

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

*(Ratio groupings below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	250,000	0.07	250,000	736
15.01% - 20.00%	2	159,889	0.04	79,944	541
20.01% - 25.00%	3	164,809	0.04	54,936	676
25.01% - 30.00%	4	337,400	0.09	84,350	632
30.01% - 35.00%	8	911,572	0.24	113,946	591
35.01% - 40.00%	10	1,428,307	0.38	142,831	591
40.01% - 45.00%	16	2,482,231	0.66	155,139	601
45.01% - 50.00%	23	3,595,584	0.96	156,330	621
50.01% - 55.00%	24	4,138,693	1.10	172,446	587
55.01% - 60.00%	47	8,261,376	2.20	175,774	612
60.01% - 65.00%	64	12,182,275	3.25	190,348	608
65.01% - 70.00%	104	19,765,377	5.27	190,052	604
70.01% - 75.00%	124	25,123,575	6.70	202,609	609
75.01% - 80.00%	337	58,465,376	15.59	173,488	612
80.01% - 85.00%	219	45,250,101	12.07	206,621	606
85.01% - 90.00%	281	56,558,868	15.08	201,277	628
90.01% - 95.00%	183	32,856,032	8.76	179,541	646
95.01% - 100.00%	866	103,076,456	27.49	119,026	653
TOTAL:	2,316	375,007,919	100.00	161,921	627

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
California	614	143,820,602	38.35	234,236	618	77.32
Florida	213	34,353,788	9.16	161,285	636	83.54
Illinois	231	32,947,468	8.79	142,630	637	80.91
Texas	272	23,485,641	6.26	86,344	630	79.86
Other[1]	986	140,400,420	37.44	142,394	631	82.40
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Equity Refinance	1,279	248,771,069	66.34	194,504	617	79.01
Purchase	894	103,596,622	27.63	115,880	651	83.26
Rate/Term Refinance	143	22,640,228	6.04	158,323	627	80.31
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Full/Alternative	1,134	176,806,712	47.15	155,914	620	80.54
Limited	33	5,781,453	1.54	175,196	614	81.06
Stated Income	1,149	192,419,755	51.31	167,467	634	79.98
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Investor	206	33,963,419	9.06	164,871	658	81.02
Primary Residence	2,094	338,018,152	90.14	161,422	624	80.15
Second/Vacation	16	3,026,349	0.81	189,147	661	84.67
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Two- to four- family units	155	37,268,682	9.94	240,443	644	80.51
Condominium	167	26,081,999	6.96	156,180	639	81.38
Manufactured Home	3	392,665	0.10	130,888	647	78.08
Planned Unit Developments (attached)	247	39,484,795	10.53	159,857	626	82.18
Single-family detached	1,744	271,779,777	72.47	155,837	624	79.85
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
None	693	96,496,736	25.73	139,245	631	82.06
6 Months	1	130,202	0.03	130,202	619	80.00
12 Months	62	12,842,721	3.42	207,141	637	77.97
24 Months	1,120	196,351,638	52.36	175,314	620	80.51
36 Months	440	69,186,623	18.45	157,242	640	77.49
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Interest Only Terms of Group II Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
Not Interest Only	1,762	256,115,358	68.30	145,355	620	79.85
24 Months	283	63,990,716	17.06	226,116	636	80.45
36 Months	74	13,037,586	3.48	176,184	640	81.02
60 Months	178	38,016,795	10.14	213,578	647	82.49
120 Months	19	3,847,464	1.03	202,498	679	80.32
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Mortgage Insurance Coverage of Group II Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio (1)
First Lien	**2,128**	**368,379,065**	**98.23**	**173,110**	**626**	**79.91**
LTV > 80 with MI	632	118,461,081	31.59	187,438	624	88.67
LTV > 80 w/out MI	83	17,168,718	4.58	206,852	634	94.15
LTV < or equal to 80	1,413	232,749,266	62.07	164,720	627	74.41
Second Lien	**188**	**6,628,855**	**1.77**	**35,260**	**663**	**99.74**
LTV < 80	188	6,628,855	1.77	35,260	663	99.74
TOTAL:	2,316	375,007,919	100.00	161,921	627	80.26

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Chris Scott *Sr. Managing Director*	Tel: (212) 272-5451 cscott@bear.com

MBS Structuring

Keith Lind *Vice-President*	Tel: (212) 272-5451 klind@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Justin Hansen – S&P	Tel: (212) 438-7334 justin_hansen@standardandpoors.com
Todd Swanson – Moody's	Tel: (415) 274-1714 todd_swanson@moodys.com